As filed with the Securities and Exchange Commission on July 15, 2005
Registration No. 333-124687

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

AMENDMENT NO. 1
TO
FORM SB-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
_____________

SYMBOLLON PHARMACEUTICALS, INC.
(Name of Small Business Issuer in Its Charter)

Delaware	2834	36-3463683
(State or Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

37 Loring Drive
Framingham, Massachusetts 01702
(508) 620-7676
(Address and telephone number of principal executive offices and principal place of business)
_____________

Paul C. Desjourdy
President and Chief Executive Officer, Chief Financial Officer
Symbollon Pharmaceuticals, Inc.
37 Loring Drive
Framingham, Massachusetts 01702
(508) 620-7676
(Name, Address, and Telephone Number of Agent for Service)
_____________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Our selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities, and it is not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

PROSPECTUS

SUBJECT TO COMPLETION, DATED JULY 15, 2005

SYMBOLLON PHARMACEUTICALS, INC.

2,955,433 SHARES OF COMMON STOCK

TO BE OFFERED BY CERTAIN HOLDERS OF COMMON STOCK
AND WARRANTS TO PURCHASE COMMON STOCK OF
SYMBOLLON PHARMACEUTICALS, INC.

This prospectus relates to the sale of up to 2,955,433 shares of our common stock by our selling stockholders listed in this prospectus. The shares offered by this prospectus include 2,324,587 presently outstanding shares of our common stock and a maximum of 630,846 shares of our common stock issuable upon exercise of outstanding warrants to purchase common stock at an exercise price of $.65 per share. The shares of common stock are being offered for sale by the selling stockholder at prices established on the Over-the-Counter Bulletin Board or in negotiated transactions during the term of this offering.

Pursuant to registration rights granted by us to the selling stockholders, we are obligated to register shares held of record and shares issuable upon exercise of warrants by the selling stockholders. The distribution of the shares by the selling stockholders is not subject to any underwriting agreement. We will receive none of the proceeds from the sale of the above-referenced shares by the selling stockholders, except upon exercise of the warrants. All costs associated with this registration will be borne by us, but all selling and other expenses incurred by the selling stockholders will be borne by them.

Our common stock is quoted on the Over-the-Counter Bulletin Board under the symbol SYMBA.OB. On July 12, 2005, the last reported sale price of our common stock was $1.15 per share.

The selling stockholders and any broker-dealer executing sell orders on behalf of the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. Commissions received by any broker-dealer may be deemed to be underwriting commissions under the Securities Act of 1933.
____________________

This investment involves a high degree of risk. You should purchase securities only if you can afford a complete loss.

SEE "RISK FACTORS" BEGINNING ON PAGE 6.
____________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Subject to Completion, the date of this Prospectus is                             , 2005

TABLE OF CONTENTS

Page
Prospectus Summary……………..............................................................................................................................................………………………………….....................................................	3
Recent Developments……………………………………………………………….............................................................................................................................................……………..…..	5
Risk Factors……………………………………………………...	6
Special Note Regarding Forward-Looking Statements…………………………….........................................................................................................................................………..………...	13
Where You Can Find More Information……………………………………………...........................................................................................................................................………….……..	13
Use of Proceeds...	14
Market For Our Common Stock and Related Stockholder Matters..............................................................................................................................................................................................	14
Determination of Offering Price………………………………………………………………..............................................................................................................................................………	15
Dividend Policy…………………………………………………………………………………...............................................................................................................................................…….	15
Selected Consolidated Financial Data…………………………………………………............................................................................................................................................……………...	15
Management's Discussion and Analysis of Financial Condition and Results of Operations.................................................................................................................................................	16
Business...	21
Description of Property………………………………………………………………..............................................................................................................................................……………….	30
Legal Proceedings………………………………………………………………...............................................................................................................................................…………………….	30
Management……………………………………………………………………...............................................................................................................................................……...……………...	30
Executive Compensation………………………………………………………..............................................................................................................................................……...........................	33
Certain Relationships and Related Transactions...	36
Principal Stockholders...	36
Selling Stockholders………………………………………………………………………….…...............................................................................................................................................……	37
Plan of Distribution...	40
Description of Securities……...	42
Shares Eligible for Future Sale...	43
Transfer Agent and Registrar...	44
Legal Matters...	44
Experts...	45
Change In and Disagreements With Accountants On Accounting and Financial Disclosure………....................................................................................................................................	45
Index to Financial Statements...
F-1

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial statements including the notes thereto, appearing elsewhere in this prospectus. Because it is a summary, it does not contain all of the information you should consider before making an investment decision.

Symbollon Pharmaceuticals, Inc.

We are a Delaware corporation originally incorporated in Illinois in 1986. We engage in the development and commercialization of propriety iodine-based formulations. We currently manufacture a bovine teat sanitizer, marketed as “IodoZyme®”. IodoZyme is marketed in the dairy industry by West Agro, Inc. of Kansas City, MO under an exclusive worldwide license. West Agro has informed Symbollon that it intends to discontinue selling IodoZyme after the finished goods inventory, worth approximately $90,000, has been sold.

We are in clinical development of a treatment, referred to as “IoGen™, for the treatment of cyclic pain and tenderness associated with fibrocystic breast. We completed a Phase II clinical trial for IoGen with positive results. We have entered into an exclusive worldwide licensing and co-marketing agreement for IoGen with Bioaccelerate Holdings Inc. Under the terms of the agreement, Bioaccelerate will fund ongoing Phase III development of IoGen through its wholly owned subsidiary, Amilar Pharmaceuticals. We believe our technology has other potential product opportunities, and we plan to pursue some of these opportunities as our resources allow.

Our principal executive offices are located at 37 Loring Drive, Framingham, Massachusetts 01702. Our telephone number is (508) 620-7676. Our website is http://www.symbollon.com. Information on our website is not intended to be incorporated into this prospectus.

Recent Events

Mimetix Asset Acquisition

In May 2004, we acquired certain asset from Mimetix, Inc., a privately held company, and other related parties, associated with their iodine development efforts in women’s healthcare for 550,000 shares of Symbollon’s Class A common stock. These assets include information on over 3,000 women with fibrocystic breast disease dosed with iodine, including the patient data from three clinical trials utilizing molecular iodine and the intellectual property covering their efforts, inclusive of eight issued US patents. We intend to submit to the FDA the Mimetix patient data as part of our 1,500 patient exposure requirements for IoGen.

2004 Private Placement

On September 1, 2004, Symbollon completed a private placement to accredited investors of an aggregate of 1,261,692 shares of Class A common stock and 630,846 redeemable warrants for $634,300 in cash and $185,800 in prepaid services ($1.30 for two shares and one warrant). The redeemable warrants entitle the holder thereof to purchase at any time up to February 28, 2006 a share of Class A common stock at a price of sixty-five cents ($0.65) per share. Each of the purchasers qualifies as an accredited investor (as defined by Rule 501 under the Securities Act).

Bioaccelerate Relationship

On April 12, 2005, Symbollon entered into an exclusive worldwide licensing and co-marketing agreement covering the use of IoGen for the treatment of cyclic pain and tenderness in humans with Bioaccelerate Holdings Inc. Under the terms of the agreement, Bioaccelerate will fund ongoing Phase III development of IoGen through its wholly owned subsidiary, Amilar Pharmaceuticals. Bioaccelerate has the primary responsibility for the commercialization of IoGen, and Symbollon will oversee the future clinical development efforts necessary to seek marketing approval for IoGen. The parties will share in any net profits upon commercialization.

2005 Regulation S Financing

Through July 12, 2005, Symbollon sold 1,602,897 shares of Class A Common Stock for gross proceeds of $833,456 (aggregate net proceeds were $781,365) in an ongoing offering exclusively to foreign investors pursuant to Regulation S. The securities offered have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from registration requirements.

The Offering

This offering relates to the sale of up to 2,955,433 shares of our common stock by our stockholders listed in this prospectus. The shares offered by this prospectus include 2,324,587 presently outstanding shares of our common stock and a maximum of 630,846 shares of our common stock issuable upon exercise of outstanding warrants to purchase common stock at an exercise price of $.65 per share. The shares of common stock are being offered for sale by the selling stockholders at prices established on the Over-the-Counter Bulletin Board or in negotiated transactions during the term of this offering.

Pursuant to registration rights granted by us to the selling stockholders, we are obligated to register shares held of record and shares issuable upon exercise of warrants by the selling stockholders. The distribution of the shares by the selling stockholders is not subject to any underwriting agreement. We will receive none of the proceeds from the sale of the above-referenced shares by the selling stockholders, except upon exercise of the warrants. All costs associated with this registration will be borne by us.

Use of Proceeds

We will not receive any proceeds from this offering, except upon exercise of the warrants.

Our Capital Structure and Shares Eligible for Future Sale

The following table outlines our capital stock as of July 12, 2005:

Common Stock outstanding
Before the offering...........................................7,717,658 shares (1)
After the offering……………..........................8,348,504 shares (1)(2)

(1) Assuming no exercise of outstanding (a) options to purchase up to 755,000 shares of common stock pursuant to previous grants made to our officers, directors and consultants and (b) warrants to purchase up to 630,846 shares of common stock held by the selling stockholders.
(2) Assumes that the selling stockholders exercise their warrants to purchase 630,846 shares of common stock.

Summary Consolidated Financial Information

The following summary financial information has been derived from our financial statements and should be read in conjunction with the financial statements and the related notes thereto appearing elsewhere in this prospectus.

	Three Months Ended		Years Ended
	March 31,		December 31,

	2005	2004	2004	2003

Sales	$11,513	$60,080	$159,510	$270,772
Net Loss	(183,547)	(624,044)	(2,647,108)	(628,123)
Net Loss Per Share	(.03)	(.15)	(.53)	(.15)

Working Capital	219,797	429,749	521,900	635,881
Total Assets	782,384	1,037,543	1,114,818	1,219,854
Deficit	(12,349,325)	(10,142,714)	(12,165,778)	(9,518,670)
Total Shareholders Equity	637,246	877,324	948,342	1,086,159

Total Number of Issued Common Shares	6,114,761	4,196,204	6,114,761	4,196,204

RECENT DEVELOPMENTS

Mimetix Asset Acquisition

In May 2004, we acquired certain assets from Mimetix, Inc., a privately held company, and other related parties, associated with their iodine development efforts in women’s healthcare for 550,000 shares of Symbollon’s Class A common stock. These assets include information on over 3,000 women with fibrocystic breast disease dosed with iodine, including the patient data from three clinical trials utilizing molecular iodine and the intellectual property covering their efforts, inclusive of eight issued US patents. We intend to submit to the FDA the Mimetix patient data as part of our 1,500 patient exposure requirements for IoGen.

In connection with the asset acquisition, we agreed to use our best efforts to file a “resale” registration statement with the SEC covering the shares of common stock issued in the transaction. The 550,000 shares issued in the asset acquisition are part of the shares being registered in this prospectus on behalf of the selling stockholders.

2004 Private Placement

On September 1, 2004, we completed a private placement to accredited investors for an aggregate of 1,261,692 shares of our common stock and 630,846 redeemable warrants for $634,300 in cash and $185,800 in prepaid manufacturing, consulting and clinical trial services ($1.30 for two shares and one warrant).

The redeemable warrants entitle the holder to purchase at any time up to February 28, 2006 a share of our common stock at a price of $.65 per share. The redeemable warrants may be redeemed by us at $.01 per warrant in the event that the closing bid price of our common stock over twenty successive trading days is equal to or greater than $3.50, subject to the holder’s right to exercise.

In connection with the private placement, we agreed to use our best efforts to file a “resale” registration statement with the SEC covering the shares of common stock issued in the private placement and the shares of common stock which will be issued if any of the warrants are exercised. The shares issued in the private placement, and the shares of common stock which will be issued if any of the warrants are exercised, are part of the shares being registered in this prospectus on behalf of the selling stockholders.

Bioaccelerate Relationship

On April 12, 2005, Symbollon entered into an exclusive worldwide licensing and co-marketing agreement covering the use of IoGen for the treatment of cyclic pain and tenderness in humans with Bioaccelerate Holdings Inc. Under the terms of the agreement, Bioaccelerate will fund ongoing Phase III development of IoGen through its wholly owned subsidiary, Amilar Pharmaceuticals. Bioaccelerate has the primary responsibility for the commerciatizaton of IoGen, and Symbollon will oversee the future clinical development efforts necessary to seek marketing approval for IoGen. The parties will share in any net profits upon commercialization.

2005 Regulation S Financing

Through July 12, 2005, Symbollon sold 1,602,897 shares of Class A Common Stock for gross proceeds of $833,456 (aggregate net proceeds were $781,765) in an ongoing offering exclusively to foreign investors pursuant to Regulation S. The securities offered have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from registration requirements.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors, other information included in this prospectus and information in our periodic reports filed with the SEC. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected and you may lose some or all of your investment.

RISKS ABOUT OUR BUSINESS

Our ability to continue as a “going concern” is uncertain

Our consolidated financial statements have been prepared on the assumption that we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Report of the Registered Independent Public Accountants included herein contains an explanatory paragraph that raises substantial doubt about our ability to continue as a going concern. The notes to our consolidated financial statements addressed management’s plans to address our ability to continue as a going concern. We cannot assure you that our business plans will be successful in addressing these issues. If we cannot successfully continue as a going concern, our stockholders may lose their entire investment in our common stock. Our ability to obtain additional funding will determine our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We expect to incur additional losses in the future that will require us to raise funding

We have incurred a cumulative operating loss of $12,349,325 through March 31, 2005. Our losses have resulted principally from costs incurred in research and development activities related to our efforts to develop IodoZyme, IoGen and other potential product formulations, and from the associated administrative and patent costs. We expect to incur additional operating losses over the next several years and expect cumulative losses to increase. In the next few years, we do not anticipate generating material revenues.

Based on the current status of our development efforts, we will not receive revenues or royalties from commercial sales of our drugs under development for a significant number of years, if at all. For at least the next few years, we do not expect any revenues from products currently in development. We will therefore need to raise additional funding or enter into a relationship with a corporate partner to sustain our operations. If we fail to achieve profitable operations, raise additional funding to cover losses, or enter into a corporate partner relationship, we will not be able to sustain operations.

Sales from our only product will cease as our marketing partner has decided to discontinue offering it for sale

Our only source of revenue is from a licensing relationship with West Agro, Inc. covering IodoZyme. They have decided to terminate their collaboration with us. West Agro has indicated that they plan to place orders for approximately $90,000 over 2005 and 2006 for the product and cease selling IodoZyme after such finished goods inventory has been sold.

We could go out of business and you may lose your investment if we are unable to commercialize a new product

Since our inception, we have engaged in limited business activities attempting to develop products based on our technology. To date, we have only commercialized one product, IodoZyme. IodoZyme sales have not been significant enough to support our operations and will be ceasing shortly. The development of our other product opportunities will require further capital investments, development and regulatory approvals. We may be faced with problems, delays, expenses and difficulties, which are typically encountered by companies in an early stage of development, many of which may be beyond our control. These include, but are not limited to, unanticipated problems and costs related to development, regulatory compliance, production, marketing, economic and political factors and competition. If we are not able to commercialize a new product, we could go out of business and you may lose your investment.

We have limited data that IoGen will effectively treat fibrocystic breast disease

We did not conduct any animal or human studies to evaluate the potential effectiveness of IoGen before launching the Phase II trial. The Phase II clinical trial that we completed in 2000 generated the first data regarding the effectiveness of IoGen. The primary purpose of the Phase II trial was to evaluate the safety of IoGen. We believe that the Phase II data concerning the drug’s effectiveness indicate that IoGen can successfully treat cyclic pain and tenderness associated with fibrocystic breast, but we need to establish IoGen’s effectiveness in two well-controlled phase III clinical trials. We estimate that our investment in the IoGen development program has exceeded $5 million. We expensed these development costs as incurred.

If we cannot raise additional funds, then we will have to limit or cease our future activities

We have adequate cash resources to continue our base operations through the end of 2005. Under our licensing and co-marketing agreement with Bioaccelerate, Bioaccelerate is responsible for the development and commercialization of IoGen for the treatment of cyclic mastalgia. We will require substantial additional funds if we are to pursue the development of additional products.

We intend to seek additional funds for such future product development through public or private financing or collaborative or other arrangements with corporate partners. We believe that before we can enter into any significant new relationships, we will have to generate clinical results on our potential drugs. Our limited financial resources may require us to finance the cost of generating these results. We have had difficulty raising funds. During 2004, we were attempting to raise approximately $2 million. We were only able to raise approximately $830,000. Through July 12, 2005, Symbollon sold 1,602,897 shares of Class A Common Stock for gross proceeds of $833,456 (aggregate net proceeds were $781,765) in an ongoing offering exclusively to foreign investors pursuant to Regulation S.

Our common stock was delisted from the Nasdaq SmallCap market in December 2002. Our common stock is currently traded on the OTC Bulletin Board, is thinly traded, and is subject to the “penny stock rules.” There is very little market support for our common stock. So long as these conditions exist, future financings will continue to be difficult. This could impact the terms and conditions upon which we are able to sell securities and raise funds. In light of the lack of support for our common stock price, any funds raised through equity financing would likely be at below market and dilutive to our existing stockholders. If adequate funds are not available when needed, we would be forced to limit the scope of our development or perhaps cease operations. We cannot assure you that we will be able to raise the necessary financing on acceptable terms, or at all, or succeed in entering into a corporate partnering relationship. As indicated above, our independent registered public accountant’s report on our financial statements includes a “going concern” qualification.

We lack the resources to conduct the necessary clinical trials required prior to commercial sales of our potential drugs

Any drug candidates we develop will require significant additional research and development efforts, including extensive preclinical (animal and in vitro data) and clinical testing and regulatory approval, prior to commercial sale. Our only active drug development effort is IoGen. Under our licensing and co-marketing agreement with Bioaccelerate, Bioaccelerate is responsible for the development and commercialization of IoGen for the treatment of cyclic mastalgia. We will require substantial additional funds if we are to pursue the development of additional products. Our ability to conduct the necessary clinical trials for other potential products based on our technology depends on our generating the resources required to pay for this from future revenues, financings or licensing or collaboration relationships. We may not be able to generate the necessary financial resources or enter into the necessary relationships.

We may lose control over development and commercialization of drugs after we license them

A key element of our strategy has been to fund most of our product development programs through collaborative agreements with larger pharmaceutical companies. As part of these licensing relationships we may have to grant to the other party control over the development and commercialization process. For example, a potential corporate partner may be responsible for:

•	conducting preclinical and clinical trials;
•	obtaining required regulatory approvals of drug candidates;
•	manufacturing any resulting products; and
•	commercializing any resulting products.

The potential corporate partner may not be obligated to develop or commercialize any drug candidates under the collaboration. The potential corporate partner alone could control the amount and timing of resources dedicated by it to the program. Accordingly, the potential corporate partner would control the development program. Moreover, the potential corporate partner may view certain drug candidates developed utilizing Symbollon’s technology as competitive with its own drugs or drug candidates. Accordingly, the potential corporate partner may develop its existing or alternative technologies in preference to the drug candidates based on our technology. In addition, the potential corporate partner may have the right to terminate the relationship at any time. Without the involvement of a corporate partner, our limited resources would severely hamper our ability to develop a product.

Under our licensing and co-marketing agreement with Bioaccelerate, Bioaccelerate is responsible for the development and commercialization of IoGen for the treatment of cyclic mastalgia. Therefore Bioaccelerate will have significant control over the amount and timing of resources dedicated to the program and the activities undertaken to development and commercialize IoGen.

IodoZyme's growth prospects depended, in large part, on West Agro’s marketing efforts in fostering acceptance of IodoZyme as an alternative to other available products. West Agro has indicated that it intends to stop marketing IodoZyme.

If a competitive drug is marketed to treat fibrocystic breast disease prior to IoGen, then the potential market opportunity for IoGen will be adversely affected

The only drug approved by the United States Food and Drug Administration (commonly called FDA) for the treatment of fibrocystic breast disease is danazol, a masculinizing hormone. We are aware of a few companies developing drugs for the treatment of fibrocystic breast disease. If any of these competitors receive marketing approval for their drug compounds before we do, they may achieve a significant competitive advantage by being first to market and through certain marketing exclusivity rights, which could extend up to seven years. This would delay our ability to receive marketing approval.

If the FDA does not allow us to use the Mimetix patient data, then the cost of the IoGen clinical development will increase significantly

The FDA has informed us that prior to filing for marketing approval for IoGen, we must successfully complete two Phase III efficacy trials, one two-year toxicity study in rodents and dose approximately 1,500 patients. We plan to submit to FDA certain patient data we obtained from Mimetix, Inc. If FDA does not accept the Mimetix patient data, then the cost of the IoGen clinical development will significantly increase. This would also delay our ability to receive marketing approval.

We may be sued for product liability in the future and our liability insurance may not be adequate to cover the situation

We may be held liable if any product we develop in the future, or any product which is made with the use of any of our technologies, causes injury or is found otherwise defective during product testing, manufacturing, marketing or sale. Although we have product liability insurance, we may not have insurance coverage sufficient in amount and scope against potential liabilities or the claims may be excluded from coverage under the terms of the policy. Our liability could exceed our total assets. Further, product liability insurance is becoming increasingly expensive. As a result, we may not be able to obtain sufficient amounts of insurance coverage, obtain additional insurance when needed, or obtain insurance at a reasonable cost, which could prevent or inhibit the commercialization of our products or technology. Any claims against us, regardless of their merit or eventual outcome, could have a serious and adverse effect upon our business.

Teat dips could become subject to FDA marketing clearance that could affect our ability to market IodoZyme or any other teat dip product

Teat sanitizers, although considered animal drugs by the FDA, do not currently require clearance by the FDA prior to marketing. The FDA, however, issued draft guidelines in 1993 governing teat dips and it is possible that if such guidelines are adopted that IodoZyme or any other teat dip product sold by us in the future will require clearance by the FDA in the future. Required compliance with these guidelines or other FDA requirements which may be adopted, would have a significant adverse effect on the marketing of IodoZyme (assuming we are able to continue marketing it without West Agro) or any other teat dip product sold by us in the future.

We have no marketing experience within our company

Although we have no present plans to do so, we may, in the future, determine to directly market certain of our proposed products. We have no marketing experience and significant additional capital expenditures and management resources would be required to develop a direct sales force. In the event we elect to engage in direct marketing activities, we might have difficulty obtaining the requisite funds or attracting and retaining the human resources necessary to successfully market any products.

We depend on our two employees for our future success; the loss of either of them could adversely effect our ability to succeed

Our success depends to a significant extent on the performance and continued service of our two employees, our Chief Executive Officer, President and Chief Financial Officer, Mr. Paul C. Desjourdy and our Chief Scientific Officer, Jack H. Kessler, Ph.D.. The loss of the services of either of our senior officers would disrupt our operations and would adversely effect our efforts to commercialize new products while we worked to replace those employees. We do not maintain "key man" life insurance on any of our employees. As a result, if any of our key employees were to die or become unable to provide services for us, our operations would be disrupted and we would have no means of recovering any resulting losses.

Because our iodine-based products may stain or corrode some surfaces, potential applications for our products may not be possible

An important aspect of our present and future product candidates is that they must be compatible with the surfaces with which they come into contact. We have ceased efforts to develop products that clean germs from certain medical and dental instruments as a result of staining and corrosion caused by the required concentrations of iodine in the formulations. We continue to investigate the balance between the level of efficacy and the need to avoid staining and corrosion. For any proposed product application, staining or corrosion from a product candidate could be sufficient to limit or forestall regulatory approval or, if approved, could adversely affect market acceptance of such product. We might not be successful in overcoming these staining and corrosion problems.

Our use of hazardous materials in our development and commercial efforts exposes us to material potential liability

Our manufacturing and development activities involve the controlled use and shipment of hazardous chemicals and other materials. Although we believe that our safety procedures for handling, shipping and disposing of such materials comply with the standards prescribed by federal, state and local regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources. There can be no assurance that current or future environmental or transportation laws, rules, regulations or policies will not have a material adverse effect on us.

We may never receive a benefit from our net operating losses

We have not recognized any benefit from the future use of existing net operating loss (“NOL”) carryforwards. We have not recognized any such benefit because our evaluation of all the available evidence does not indicate that it is more likely than not that we will generate sufficient future taxable income to realize such benefit. We had consolidated federal income tax NOL carryforwards of approximately $11.9 million at December 31, 2004. Our NOL carryforwards will begin to terminate in 2008 to the extent they have not been used to reduce taxable income prior to such time. Our ability to use our NOL carryforwards to reduce taxable income is dependent upon, among other things, our not experiencing an "ownership change" of more than 50 percent during any three-year testing period as defined in the Internal Revenue Code. While we have not made the necessary determination, we likely have experienced an ownership change in the past, and, if not, could very likely experience an ownership change from future sales of our securities. If we have, or if we do, experience an ownership change of more than 50 percent as defined in the Internal Revenue Code, it could substantially limit the availability of our NOL carryforwards.

RISKS RELATED TO THIS OFFERING AND OUR STOCK

"Penny Stock" rules may make buying or selling our securities difficult

Trading in our securities is subject to the SEC's "penny stock" rules and it is anticipated that trading in our securities will continue to be subject to the penny stock rules for the foreseeable future. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser's written agreement to execute the transaction. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from recommending transactions in our securities, which could severely limit the liquidity of our securities and consequently adversely affect the market price for our securities.

Our securities have been thinly traded on the over-the-counter bulletin board, which may not provide liquidity for our investors

Our securities are quoted on the Over-the-Counter Bulletin Board. The Over-the-Counter Bulletin Board is an inter-dealer, over-the-counter market that provides significantly less liquidity than the NASDAQ Stock Market or national or regional exchanges. Securities traded on the Over-the-Counter Bulletin Board are usually thinly traded, highly volatile, have fewer market makers and are not followed by analysts. The Securities and Exchange Commission's order handling rules, which apply to NASDAQ-listed securities, do not apply to securities quoted on the Over-the-Counter Bulletin Board. Quotes for stocks included on the Over-the-Counter Bulletin Board are not listed in newspapers. Therefore, prices for securities traded solely on the Over-the-Counter Bulletin Board may be difficult to obtain and holders of our securities may be unable to resell their securities at or near their original acquisition price, or at any price.

Investors must contact a broker-dealer to trade over-the-counter bulletin board securities. As a result, you may not be able to buy or sell our securities at the times that you may wish

Even though our securities are quoted on the Over-the-Counter Bulletin Board, the Over-the-Counter Bulletin Board may not permit our investors to sell securities when and in the manner that they wish. Because there are no automated systems for negotiating trades on the Over-the-Counter Bulletin Board, they are conducted via telephone. In times of heavy market volume, the limitations of this process may result in a significant increase in the time it takes to execute investor orders. Therefore, when investors place market orders (an order to buy or sell a specific number of shares at the current market price) it is possible for the price of a stock to go up or down significantly during the lapse of time between placing a market order and its execution.

We do not intend to pay dividends in the foreseeable future, therefore, you may never see a return on your investment

We do not anticipate the payment of cash dividends on our common stock in the foreseeable future. We anticipate that any profits from our operations will be devoted to our future operations. Any decision to pay dividends will depend upon our profitability at the time, cash available and other factors. Therefore, our stockholders may never see a return on their investment.

The selling stockholders could sell their shares of stock in the market

The selling stockholders could sell in the public market their shares of common stock being registered in this offering. Such sales are likely to cause our stock price to decline.

The anticipation of significant sales of our stock in this offering could result in short selling by third parties, which could cause our stock price to decline

The anticipation of significant sales by the selling shareholders could result in short sales by third parties. If there is not a corresponding demand for our stock, then our stock price would decline.

We may sell additional shares in the future, which could cause the price of our securities to decline

We currently have 93,750,000 shares of Class A Common Stock, 1,250,000 shares of Class B Common Stock and 5,000,000 shares of preferred stock authorized. As a result, we have substantial amounts of authorized but unissued capital stock. Our Certificate of Incorporation, as amended, and applicable provisions of Delaware law provide that we may issue authorized capital stock at the approval of our Board of Directors, and no stockholder vote or other form of stockholder approval is required for us to issue such capital stock. Consequently, we could issue shares of either class of our common stock or our preferred stock in connection with future financings or acquisitions or in conjunction with equity compensation arrangements. The offering prices in connection with those future issuances could be less than the current sales prices of our securities. Any future issuances of any of our securities could cause the trading price of our securities to decline.

We may sell additional shares in the future, which may cause existing stockholders significant dilution

The sale of shares to fund future operations and continued clinical development of our proposed products will have a dilutive impact on our stockholders. As a result, our net income per share, if any, could decrease in future periods, and the market price of our common stock could decline. In addition, the lower our stock price at the time we sell additional shares, the more shares we will have to issue. If our stock price decreases, then our existing stockholders would experience greater dilution.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. We generally use words such as "believe," "may," "could," "will," "intend," "expect," "anticipate," "plan," and similar expressions to identify forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described below and elsewhere in this report. Although we believe the expectations reflected in the forward-looking statements are reasonable, they relate only to events as of the date on which the statements are made, and our future results, levels of activity, performance or achievements may not meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this document to conform these statements to actual results or to changes in our expectations, except as required by law.

WHERE YOU CAN FIND MORE INFORMATION

We filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act of 1933 for the shares of Common Stock in the offering, of which this prospectus is a part. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to us and the shares, we refer you to the registration statement and the exhibits and schedule that were filed with the registration statement.

Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330.

The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

You may also request a copy of our filings at no cost by writing or telephoning us at:

Symbollon Pharmaceuticals, Inc.
37 Loring Drive
Framingham, MA 01702
Attention: Mr. Paul C. Desjourdy,
President
(508) 620-7676

USE OF PROCEEDS

The selling stockholder will receive of the proceeds from the sale of the shares offered for sale by them under this prospectus. We will receive none of the proceeds form the sale of the shares by the selling stockholders, except upon exercise of the warrants currently outstanding. In that case, we could receive a maximum of $410,050.

We will bear all expenses incident to the registration of the shares of our common stock under federal and state securities laws other than expenses incident to the delivery of the shares to be sold by the selling stockholders. Any transfer taxes payable on these shares and any commissions and discounts payable to underwriters, agents, brokers or dealers will be paid by the selling stockholders.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Price Range of Securities

Our Class A Common Stock has traded on the OTC Bulletin Board under the symbol “SYMBA.” There can be no assurance that we will continue to be listed on the OTC Bulletin Board. The following sets forth the high and low sales prices for the Class A Common Stock for each of the quarterly periods during fiscal 2005, 2004 and 2003, as reported by the OTC Bulletin Board.

	Fiscal 2005		Fiscal 2004		Fiscal 2003
	High	Low	High	Low	High	Low

First quarter	$ 1.70	$ 0.95	$ 5.00	$ 0.17	$ 0.51	$ 0.05
Second quarter	1.95	1.15	2.25	1.10	0.44	0.13
Third quarter			2.45	1.01	0.45	0.22
Fourth quarter			2.00	1.10	0.30	0.18

There are no outstanding shares of our Class B Common Stock.

Approximate Number of Equity Security Holders

Based upon information supplied by our transfer agent, we believe that there were over 100 record holders of our Class A Common Stock as of April 14, 2005.

Dividends

We have never paid a cash dividend on any class of our common stock and anticipate that for the foreseeable future any earnings will be retained for use in its business and, accordingly, does not anticipate the payment of cash dividends.

Equity Compensation Plan Information

The following table provides information regarding the status of our existing equity compensation plans at December 31, 2004:

Equity Compensation Plan Information
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance (excluding securities reflected in column (a)) (c)
Equity Compensation Plans Approved by Security Holders	747,500	$0.56	521,355
Equity Compensation Plans Not Approved by Security Holders	10,000 (1)	--	0
Total	757,500	$0.55	521,355
_____________________________
(1)
Symbollon granted one of its consultants a three year consulting agreement that provides for 5,000 shares of our Class A Common Stock to be issued in advance for each year of service provided under the agreement. In December 2004, we issued 5,000 shares of Class A Common Stock to the consultant for the first year of service.

DETERMINATION OF OFFERING PRICE

The shares of Class A Common Stock are being offered for sale by the selling stockholders at prices established on the Over-the-Counter Bulletin Board during the term of this offering. These prices will fluctuate based on the demand for the shares. Our Class A Common Stock is quoted on the Over-the-Counter Bulletin Board under the symbol "SYMBA.OB."

DIVIDEND POLICY

We have never declared or paid a cash dividend. At this time, we do not anticipate paying dividends in the future. We are under no legal or contractual obligation to declare or to pay dividends, and the timing and amount of any future cash dividends and distributions is at the discretion of our Board of Directors and will depend, among other things, on our future after-tax earnings, operations, capital requirements, borrowing capacity, financial condition and general business conditions. We plan to retain any earnings for use in the operation of our business and to fund future growth. You should not purchase any of our securities on the expectation of future dividends.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the selected financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus. The statement of operations data set forth on the following page for the years ended December 31, 2004 and 2003 and the balance sheet data as of December 31, 2004 and 2003 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data set forth on the following page for the three months ended March 31, 2005 and 2004 and the balance sheet data as of March 31, 2005 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. These historical results are not necessarily indicative of results to be expected for any future period.

	Three Months Ended		Years Ended
	March 31,		December 31,

	2005	2004	2004	2003

Sales	$11,513	$60,080	$159,510	$270,772
Net Loss	(183,547)	(624,044)	(2,647,108)	(628,123)
Net Loss Per Share	(.03)	(.15)	(.53)	(.15)

Working Capital	219,797	429,749	521,900	635,881
Total Assets	782,384	1,037,543	1,114,818	1,219,854
Deficit	(12,349,325)	(10,142,714)	(12,165,778)	(9,518,670)
Total Shareholders Equity	637,246	877,324	948,342	1,086,159

Total Number of Issued Common Shares	6,114,761	4,196,204	6,114,761	4,196,204

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our consolidated financial condition and results of operations together with "Selected Financial Data" and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements because of certain factors, including, but not limited to, those presented below.

Overview

We are a specialty pharmaceutical company. We have a formulation iodine-based proprietary technology that has potential product applications in the areas of infection control and women’s healthcare. In 1995, we launched our first commercial product, IodoZyme. Through March 31, 2005, it has generated approximately $2.8 million in sales. IodoZyme is being discontinued by our marketing partner.

Since 2000, we have concentrated our product development efforts on the proposed product application for the treatment of fibrocystic breast disease. We believe we have adequate cash reserves to continue base operations through the third quarter of 2005. In order for us to continue the clinical development of IoGen, we must raise additional resources. If we cannot secure additional resources before existing resources are exhausted, we will have to curtail, or perhaps cease, operations.

Going Concern

Our consolidated financial statements for the year ended December 31, 2004 have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of our company as a going concern. We had a net loss of $2,647,108 and negative cash flows from operations of $805,108 for the year ended December 31, 2004. At March 31, 2005, we had an accumulated deficit of $12,349,325 and working capital of $219,797. These factors raise substantial doubt as to our ability to continue as a going concern.

      The application of the going concern concept is dependent upon our ability to receive continued financial support from our creditors, stockholders and external investors and securing a partner to help complete the development and commercialization of IoGen. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities in other than the normal course of operations. Management plans to obtain equity and debt financing from external investors and to actively pursue a partner to help complete the development and commercialization of IoGen.

Management believes the plan described above, if executed, will be sufficient to meet our liabilities and commitments as they become payable over the remainder of 2005. While there can be no assurance that management's plan will be successful, we were able to secure a corporate partner to help complete the development and commercialization of IoGen in April 2005. Failure to obtain the support of additional external investors to finance our operations will cause us to curtail operations and impair our ability to continue as a going concern.

Critical Accounting Policies and Estimates

The following is a discussion of the more significant accounting policies and methods we use.

Estimates - The financial statements are prepared in accordance with accounting principles generally accepted in the U.S., which require us to make estimates and assumptions. On an on-going basis, we evaluate our estimates related to the useful lives of fixed and intangible assets. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Revenue recognition - The Company recognizes revenue from its product sales in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition.” Under these guidelines, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services rendered, the price is fixed or determinable and payment is reasonably assured.

Research and Development Expenses - Research and development expenses are expensed as incurred.

Long-lived assets - Long-lived assets, such as intangible assets and property and equipment are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets are written down to fair value.

Results of Operations

Three Months Ended March 31, 2005 Compared to Three Months Ended March 31, 2004

Symbollon's net loss for the three-month period ended March 31, 2005 was $183,547, reflecting a decrease of $440,497 from a net loss of $624,044 in the comparable 2004 period. The decreased loss for the three-month period resulted primarily from decreased stock-based compensation resulting from variable accounting for certain stock options and decreased consulting and professional fees, partially offset by increased employee salaries and benefits, clinical development expenses related to IoGen and increased investor relations expenses related to our effort to raise public awareness of Symbollon. We expect to continue to incur operating losses for the foreseeable future.

Product revenues from sales of IodoZyme® (our bovine teat sanitizer product) for the three-month period ended March 31, 2005 were $11,513, reflecting a decrease of $48,567 from the product sales in the comparable 2004 period. The decreased revenues resulted primarily from significantly decreased demand for IodoZyme. In March 2005, West Agro informed Symbollon that it intends to place orders for approximately $90,000 of IodoZyme during 2005 and 2006 and that it plans to discontinue selling the product after the disposition of such finished goods inventory has been sold.

The gross profit margin on product sales for the three-month period ended March 31, 2005 was 17.0%, compared to 14.5% in the comparable 2004 period.

Research and development expenses for the three-month period ended March 31, 2005 were $122,657, reflecting an increase of $25,298 from the research and development expenses in the comparable 2004 period. The increase resulted primarily from increased employee salaries and benefits due to lower cost allocation to manufacturing, and clinical development expenses related to IoGen. We anticipate that research and development expenses will decrease during the remainder of 2005 as future development and commercialization expenses related to IoGen will be the responsibility of our corporate partner (see “Financial Condition, Liquidity and Capital Resources”), as compared to the levels in 2004. We intend to secure additional resources to allow us to begin development of other applications based on our technology.

General and administrative expenses for the three-month period ended March 31, 2005 were $179,267, reflecting an increase of $35,923 from the general and administrative expenses in the comparable 2004 period. The increase in the general and administrative expenses for the three-month period ended March 31, 2005 was primarily due to increased employee salaries and benefits due to lower cost allocation to manufacturing and increased investor relations expenses related to our effort to increase public awareness of Symbollon, including in part stock-based compensation for such services, partially offset by decreased consulting and professional fees. We anticipate that general and administrative expenses will continue to increase during the remainder of 2005 as we continue our expanded investor relations campaign, as compared to prior year periods.

As a result of our repricing of stock options in November 2003, some of our outstanding stock options are subject to variable plan accounting which requires us to measure the intrinsic value of the repriced options through the earlier of the date of exercise, cancellation or expiration at each reporting date. Operating results for the three-month period ended March 31, 2005 include a credit of $115,415 as a result of a decrease in the intrinsic value of these options, compared to an expense of $393,334 in the comparable 2004 period. We expect that compensation charges and credits may occur in the future based upon changes in the intrinsic value of our repriced stock options.

Our interest income for the three-month period ended March 31, 2005 was $1,000, reflecting a decrease of $284 from the interest income in the comparable 2004 period. The decrease resulted from a decrease in available funds for investment.

Fiscal 2004 versus Fiscal 2003

Symbollon's net loss in fiscal 2004 was $2,647,108, reflecting an increase of $2,018,985 or 321.4% from a net loss of $628,123 in fiscal 2003. This increased loss resulted primarily from increased clinical development expenses related to the expensing of certain intangible assets acquired from Mimetix Inc. and manufacturing costs associated with the production of clinical trial materials of IoGen, variable accounting for certain stock options, and increased investor relations expenses related to our effort to raise public awareness of Symbollon, partially offset by decreased insurance expenses due to cost reduction efforts.

Product revenues from sales of IodoZyme (our bovine teat sanitizer) decreased by $111,262 or 41.1% from $270,772 in fiscal 2003 to $159,510 in fiscal 2004. The decreased revenues resulted primarily from significantly decreased demand for IodoZyme. In March 2005, West Agro informed Symbollon that it intends to place orders for approximately $90,000 of IodoZyme during 2005 and 2006 and that it plans to discontinue selling the product after the disposition of such finished goods inventory has been sold.

Cost of goods sold for IodoZyme decreased by $95,373 or 40.2% from $237,483 in fiscal 2003 to $142,110 in fiscal 2004. The gross profit margin on product sales decreased from 12.3% in fiscal 2003 to 10.9% in fiscal 2004. The decreased profit margin resulted primarily from decreased manufacturing capacity utilization.

Research and development expenses increased by $1,190,363 or 425.6% from $279,683 in fiscal 2003 to $1,470,046 in fiscal 2004. The increase resulted primarily from increased clinical development expenses related to the expensing of $935,000 for clinical trial data acquired from Mimetix and manufacturing cost of approximately $161,000 associated with the production of clinical trial materials for the IoGen program. The manufacturing company that supplies the IoGen clinical trial materials has agreed to offset $100,000 of manufacturing cost for equivalent value in our private placement, $72,000 of which has been incurred through December 31, 2004. If we can secure adequate financial resources, we plan to initiate a Phase III pivotal trial for IoGen during 2005, and such activities will increase research and development expenses once initiated.

General and administrative expenses increased by $215,903 or 55.4% from $389,506 in fiscal 2003 to $605,409 in fiscal 2004. The increase resulted primarily from increased investor relations expenses related to our effort to raise public awareness of Symbollon, partially offset by decreased insurance expenses due to cost reduction efforts and decreased cost relating to certain consulting services. We anticipate that general and administrative expenses in 2005 will remain consistent with 2004.

As a result of our repricing of stock options in November 2003, some of our outstanding stock options are subject to variable plan accounting which requires us to measure the intrinsic value of the repriced options through the earlier of the date of exercise, cancellation or expiration at each reporting date. In January 2001, certain officers of the Company entered into Promissory Notes with the Company pursuant to an executive loan program totaling $834,560 in exchange for 462,895 shares of Class A common stock acquired through the exercise of vested stock options. The shares acquired through this loan program are subject to variable plan accounting. Operating results for fiscal 2004 include expenses of $593,749 as a result of changes in the intrinsic value of the repriced stock options, compared to none during fiscal 2003. We expect that compensation charges and credits may occur in the future based upon changes in the intrinsic value of our repriced stock options and shares acquired through the loan program.

      The Company’s interest income decreased by $3,081 or 39.6% from $7,777 in fiscal 2003 to $4,696 in fiscal 2004. This decrease resulted from a decrease in available funds for investment throughout 2004.

Financial Condition, Liquidity and Capital Resources

We have funded our activities primarily through proceeds from private and public placements of equity securities. During 1999, we sold 836,685 shares of common stock, together with warrants for a like number of shares, in a private placement, realizing net proceeds of approximately $1,356,000. During 2000, we received net proceeds of approximately $1,761,000 from the exercise of 586,910 warrants issued as part of the 1999 private placement. During 2004, we sold 1,261,692 shares of common stock, together with 630,846 warrants, in a private placement, for net proceeds of approximately $634,000 in cash and approximately $186,000 in prepaid services for manufacturing, consulting and clinical trial expenses. Through July 12, 2005, Symbollon sold 1,602,897 shares of Class A Common Stock for gross proceeds of $833,456 (aggregate net proceeds were $781,365) in an ongoing offering exclusively to foreign investors pursuant to Regulation S.

During 2005, we continued to incur operating losses and have incurred a cumulative loss through March 31, 2005 of $12,349,325. As of March 31, 2005, we had working capital of $219,797. We believe that we have the necessary liquidity and capital resources to sustain planned operations through 2005. On April 12, 2005, Symbollon entered into an exclusive worldwide licensing and co-marketing agreement covering the use of IoGen for the treatment of cyclic pain and tenderness in humans with Bioaccelerate Holdings Inc. Under the terms of the agreement, Bioaccelerate will fund ongoing Phase III development of IoGen through its wholly owned subsidiary, Amilar Pharmaceuticals. With the execution of the licensing agreement, our planned operations for 2005 will include overseeing the Phase III clinical trial for IoGen and securing additional resources to sustain our operations and to pursue the clinical development of other applications based on our technology. Until we secure additional financial resources, we will not be able to pursue significant clinical development of other product applications based on our technology. If we cannot secure additional resources before existing resources are exhausted, which is estimated to occur before the end of 2005, we will have to curtail, or perhaps cease, operations.

The report of our registered independent accountants on our consolidated financial statements for the years ended December 31, 2004 and 2003 contains an explanatory paragraph, which indicates that we have incurred recurring losses and have an accumulated deficit that raises substantial doubt about our ability to continue as a going concern. This report is not viewed favorably by analysts or investors and may make it more difficult for us to raise additional debt or equity financing needed to continue our operations.

During 2005, we are committed to pay approximately $397,500 as compensation to our current executive officers and approximately $29,000 for lease payments on our facilities. We have no other material capital expenditures planned during fiscal 2005. At December 31, 2004, we had a net operating loss carryforward for federal income tax purposes of approximately $11,946,000 expiring at various dates through 2024 (from which, however, we may never receive a benefit).

BUSINESS

General Background

We are engaged in development and commercialization of proprietary iodine-based pharmaceutical agents and antimicrobials (collectively referred to as "applications"). Symbollon is a Delaware corporation incorporated in August 1993 and is the successor by merger to a Massachusetts corporation incorporated in May 1991, which was the successor by merger to an Illinois corporation, which was incorporated in July 1986. Following stockholder approval at the 2001 Annual Meeting of Stockholders, we changed our name from Symbollon Corporation to our current name.

The Company's Technology

Iodine has been shown to be a rapid acting, broad-spectrum antimicrobial and an effective therapeutic for certain pharmaceutical applications. We have developed proprietary iodine technology that Symbollon believes maximizes the “therapeutic index” of iodine. The “therapeutic index” of a drug is the ratio of the largest safe dose to the smallest effective dose. Our technology accomplishes this by controlling the ratio of molecular iodine (I2), to the other inactive species of iodine typically present in solution. We believe that this will enable us to produce iodine-based applications having advantages over currently available products.

Symbollon believes that our iodine-based technology has potential use in a number of product application areas. These applications can be grouped into women’s healthcare and infection control.

When used for infection control applications, we believe that the major strengths of our patented technology are the minimization of staining and color associated with traditional iodine products, broad spectrum of antimicrobial activity, rapidity of cidal activity, safe residues, no known resistance and no environmental disposal concerns. The primary weaknesses of our technologies are the inconvenience and cost of a multi-part delivery system and the potential for staining and corrosivity.

Concerning women’s healthcare, Symbollon believes that a relationship exists between iodine deficiency and the increased incidence of certain female health problems. These include some types of premenopausal breast cancer, fibrocystic breast disease and endometriosis. We believe that the underlying causation of these problems relates to the monthly ovarian cycle and the proper functioning of the gonadotropic hormones.

Bovine Teat Sanitizer Product

During 1994, we co-developed a bovine teat sanitizer, marketed as “IodoZyme®”, with West Agro, Inc. of Kansas City, MO (“West Agro”), a subsidiary of the Tetra Laval Group and a leading manufacturer and distributor of iodophor-based products for dairy use. In January 1995, Symbollon and West Agro signed a marketing and supply agreement covering IodoZyme, and we began shipping IodoZyme to West Agro in early 1995. Pursuant to this agreement, West Agro was granted the exclusive worldwide right to market, distribute, promote and sell IodoZyme. Under the agreement, we manufacture and supply West Agro with IodoZyme in finished product form.

Total product sales for 2004 and 2003 from IodoZyme were $159,510 and $270,772, respectively. Our invoice terms are net 30 days. We had no orders for future delivery of IodoZyme at December 31, 2004. Net product sales by market are as follows:

Year ended December 31,	2004	2003

United States	$120,010	$221,588
United Kingdom	39,500	49,184

	$159,510	$270,772

In March 2005, West Agro informed Symbollon that it intends to place orders for approximately $90,000 of IodoZyme during 2005 and 2006 and that it plans to discontinue selling the product after the disposition of such finished goods inventory has been sold.

Product Development

Since 2000, we have concentrated our product development work on the proposed product application for a treatment for fibrocystic breast disease. Symbollon spent approximately $1,470,000 and $280,000 on research and development during the years ended December 31, 2004 and 2003, respectively.

Given our limited financial resources, the uncertainty of the development effort and the necessity for regulatory approval, there can be no assurance of ultimate success with respect to any product development program or that resulting products, if any, will be commercially successful. Additionally, our limited resources will require substantial support for new business initiatives from corporate partners who would ultimately introduce the products into the marketplace.

Recent material developments in our ongoing programs are described below.

Women’s Healthcare

We have developed an oral dosage form of our technology which generates molecular iodine in situ in the stomach of the patient. We refer to this tablet as IoGen™. Based on the available scientific literature, we believe that IoGen may be effective in the prevention and treatment of certain female health problems, including some types of premenopausal breast cancer, fibrocystic breast disease (“FBD”) and endometriosis.

We have chosen to pursue a treatment for moderate to severe cyclic pain and tenderness (“mastalgia”) associated with FBD based on the published results covering previous independent third party testing conducted for this indication. Collectively, approximately 3,000 women afflicted with FBD have been orally administered various forms of iodine. The scientific literature includes data on over 1,500 of these women who were dosed with aqueous forms of iodine with reported clinical improvement in their symptoms occurring in 60% or greater of those women. FBD is a benign breast condition characterized by lumpiness, breast pain and tenderness. FBD affects approximately thirty-five percent of the women of childbearing age, which represents in the United States about 24 million women. It has been estimated that moderate to severe mastalgia occurs in approximately 11% of the women of childbearing age, or about 7.5 million women.

In 1995, Symbollon discovered a proprietary method for generating molecular iodine in situ in a person’s stomach. IoGen is the first formulation developed utilizing this novel technique. In 1998, we initiated human clinical trials evaluating its effectiveness for the treatment of FBD. During 2000, Symbollon completed Phase I and Phase II trials.

The Phase I trial was structured as a single-center, open-labeled, randomized crossover study. Eighteen healthy females participated. The trial was designed to assess dose proportionality and relative bioavailability of IoGen tablets at three concentrations, 1.5 mg, 3.0 mg and 6.0 mg. These tablets were the same as used in the Phase II trials. In the Phase I study, IoGen was well tolerated at all dose levels. There were no drug-related adverse events.

The results of the Phase I trial were based on blood and urine samples, collected over a 48-hour period following dosing. Pharmacokinetic analysis demonstrated that IoGen is dose-proportional when evaluated by either peak or mean iodine concentration in the blood samples. The results also indicated relative bioavailability among the 1.5, 3.0 and 6.0 mg IoGen tablets, as measured by the excreted iodine in urine samples and serum concentrations.

The multi-center Phase II clinical trial treated 111 patients with moderate to severe FBD in a placebo-controlled, double-blinded, randomized study. Three drug concentrations, 1.5 mg, 3.0 mg and 6.0 mg, were dosed daily for six months, followed by a two-month observation period.

In the Phase II trial, IoGen was well tolerated by the patients. There were also no drug-related serious adverse events. The trial results indicate that there were no dose-related increases in incidence, severity and causality of treatment-emergent adverse events or clinically significant changes in laboratory parameters or vital signs. With regard to treatment-emergent headaches, a statistically significant decrease in incidence was observed between the placebo and the IoGen groups. Headaches were reported in 7 of 17 (41%) patients in the placebo, compared to 1 of 16 (6%) patients in the 1.5-mg group, 10 of 38 (26%) patients in the 3.0-mg group and 5 of 40 (13%) patients in the 6.0-mg group (p=.033).

We evaluated IoGen’s clinical success utilizing two validated independent assessment tools. In the first tool, the physicians measured IoGen’s effectiveness by analyzing the three primary endpoints of breast nodularity, pain and tenderness. The 6.0-mg group showed improvement in 21 of 27 (78%) patients for pain, 19 of 26 (73%) for tenderness and 10 of 27 (37%) for nodularity. This compares favorably to the placebo group which had observed improvement in 6 of 10 (60%) patients for pain, 3 of 10 (30%) for tenderness and 3 of 15 (20%) for nodularity.

In the second assessment tool the patients evaluated their pain and tenderness by completing a validated, health-related quality of life questionnaire. The questionnaire was developed by the Lewin Group for women with FBD, who were treated with iodine. Its results show a correlation between increased dosing and improved quality of life symptoms for the women in the study.

Since the completion of the Phase II trial, Symbollon has worked with the United States Food and Drug Administration (“FDA”) to reach an understanding concerning the remaining information that would be necessary for Symbollon to submit as part of its New Drug Application (“NDA”) covering Symbollon’s request for marketing approval of IoGen for the treatment of cyclic breast pain and tenderness associated with FBD. The primary remaining activities required for the NDA include conducting two Phase III pivotal clinical trials, gathering exposure data on approximately 1,500 patients and conducting one two-year toxicity study in rodents.

During 2003, we submitted a request for a special protocol assessment covering the structure of the proposed IoGen Phase III pivotal trials. In 2004, we finalized with FDA the structure of such pivotal trial protocol. Based on FDA’s advice, we modified the criterion for measuring the primary endpoint of the IoGen pivotal trials to provide for daily patient assessment of their breast pain and tenderness. The secondary endpoint is a clinically significant reduction of the patients’ nodularity as measured by the physicians’ assessment. We do not plan to initiate further clinical trials for IoGen until the resources necessary to conduct the trials are secured.

In 2001, we conducted a dose-ranging study in rodents for the purpose of determining the appropriate dose at which to conduct a two-year toxicity study in rodents. In 2002, the FDA provided its recommendation for the appropriate dose to carryforward into the two-year study. The protocol for the two-year rodent toxicity study has completed a special protocol assessment review by FDA. However, we will need additional resources to continue the development of IoGen, and until such resources are obtained, Symbollon will not initiate the two-year rodent study.

For the last several years we have been attempting to secure the resources necessary to complete the clinical development of IoGen. Our primary focus has been to identify a corporate partner that would provide the funding required. As a result of our efforts, various medical professionals have provided insight into the likely treatment group that would be most appropriate for IoGen. We have been treating patients with IoGen who have moderate to severe mastalgia. Based on the benign nature of the condition and the pregnancy category X labeling indicated for IoGen by FDA, medical professionals have indicated that IoGen is appropriate for only severely impacted patients.

The pregnancy category X designation means that the risk to the neonate involved in the use of the drug by pregnant women clearly outweighs any possible benefits. The pregnancy category X labeling indicated for IoGen by FDA is based on the historical medical literature. The medical literature indicates that increased maternal iodine consumption during pregnancy can cause certain serious adverse effects to the neonate. While these adverse effects occurred from pure iodine intake 30 times the 6.0 mg level of iodine contained in an IoGen tablet, the FDA has indicated that IoGen’s proposed label would state that it is not appropriate for women who are or may become pregnant. However, in the medical literature adverse effects were observed in doses only twice IoGen’s level of iodine when taken in combination with certain other drugs. We have not conducted any studies to ascertain whether the level of iodine contained in IoGen would pose a risk to the neonate.

In March 2003, we filed with the FDA an Application for Orphan Drug Designation for the treatment of severe cyclic mastalgia associated with FBD. Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a “rare disease or condition.” The Orphan Drug Act generally defines a “rare disease or condition” as one that affects populations of fewer than 200,000 people in the United States. We received notification from the FDA that our request had been denied because the FDA believed the prevalence of severe cyclic mastaglia associated with FBD exceeds the statutory 200,000 threshold.

As we continue our efforts to create a relationship with a corporate partner for IoGen, we are making plans to gather data to help establish a link between IoGen and breast cancer prevention. We believe such data would indicate if elevated levels of dietary iodine lead to the formulation of antiproliferative iodinated arachidonic acid derivatives in the breast tissue of fibrocystic patients. We believe that establishing this link between iodine intake and these iodolipids could provide the first concrete human data warranting the need for further clinical investigation of the possible use of IoGen as a breast cancer preventive. The uncertainty regarding the ultimate size of the market opportunity for IoGen has hampered our efforts to find a corporate partner. We believe establishing the first potential link to breast cancer prevention, and thereby, overall good breast health, would be an important value-added step for the IoGen program.

In May 2004, we acquired certain assets from Mimetix, Inc., a privately held company, and other related parties, associated with their iodine development efforts in women’s healthcare for 550,000 shares of Symbollon’s Class A common stock. These assets include information on approximately 3,000 women with fibrocystic breast disease dosed with iodine, including the patient data from three clinical trials utilizing molecular iodine and the intellectual property covering their efforts, inclusive of eight issued US patents. We intend to submit the Mimetix patient data as part of our 1,500 patient exposure requirement for IoGen.

On April 12, 2005, Symbollon entered into an exclusive worldwide licensing and co-marketing agreement covering the use of IoGen for the treatment of cyclic pain and tenderness in humans with Bioaccelerate Holdings Inc. Under the terms of the agreement, Bioaccelerate will fund ongoing Phase III development of IoGen through its wholly owned subsidiary, Amilar Pharmaceuticals. Bioaccelerate has the primary responsibility for the commerciatizaton of IoGen, and Symbollon will oversee the future clinical development efforts necessary to seek marketing approval for IoGen. The parties will share in any net profits upon commercialization.

Other Potential Applications

We believe that our technology has potential applications in the development of a variety of human healthcare and other products such as dermatology, topical anti-infectives, oral care and hygiene products, wound care applications, and as a preventive for urinary tract infection. Given our limited resources, although certain preliminary research, development and regulatory activities may be undertaken by us in some of these potential product areas, our ability to fund the development and commercialization of such applications will depend in large part on entering into product development and commercialization agreements with corporate partners. We are not currently pursuing any new applications other than IoGen. Clinical investigation of IoGen for other female health indications beyond FBD will be investigated only as resources allow.

Manufacturing and Supplies

The development and manufacture of our products are subject to good laboratory practices (“GLP”) and current good manufacturing practices (“cGMP”) requirements prescribed by the FDA and to other standards prescribed by the appropriate regulatory agency in the country of use. We currently produce IodoZyme in our Framingham facility. We have limited in-house manufacturing capacity, and if we continue to perform manufacturing activities in-house, additional manufacturing space and equipment may be necessary if capacity needs increase. See “Description of Property.”

We do not presently have FDA certified facilities capable of producing quantities of human pharmaceutical products required for clinical trials or commercial production. We will need to rely on collaborators, licensees or contract manufacturers to produce such materials. There can be no assurance that we will be able to obtain an adequate supply of our product from a third party manufacturer, or that if such a supply can be obtained, that it will comply with GLP and cGMP, as applicable.

We believe that there are adequate sources of the raw materials required for commercial production and testing purposes. We have been and expect to continue to be able to obtain all materials needed for these purposes without any significant interruption or sudden price increase, although there can be no assurance thereof.

Marketing and Distribution

In accordance with the marketing and supply agreement signed with West Agro, West Agro is marketing and distributing IodoZyme, and has agreed to market and distribute other potential cleaners, sanitizers and disinfectants covered by the agreement to dairy farms and dairy processing plants as Symbollon’s exclusive distributor. The principal market for IodoZyme is dairy farms. West Agro has indicated that it intends to stop selling IodoZyme after existing finished goods inventories are sold.

If we are able to develop any other products, we intend to market and distribute our potential products through others having pre-established marketing and distribution networks pursuant to contractual arrangements such as joint venture, licensing, distribution or similar collaborative agreements. The principal markets for the potential pharmaceutical and healthcare products include hospitals, medical offices, dental offices, dialysis centers, outpatient clinics and nursing homes.

Government Regulation

Our research and development activities and the production and marketing of our current and proposed products are subject to regulation by numerous governmental authorities in the United States and comparable state agencies. Foreign governments also regulate the development, production and marketing of products in their countries. The development, manufacturing and marketing of human pharmaceuticals are subject to regulation in the United States for safety and efficacy by the FDA in accordance with the Federal Food, Drug and Cosmetic Act. There can be no assurances that regulatory approvals or clearances will be obtained for any applications of our technology once developed, that if granted they will not be withdrawn or that other regulatory action might not have an adverse impact on the ability to market our proposed products.

In the United States, human pharmaceuticals are subject to rigorous FDA regulation including preclinical and clinical testing, The process of completing clinical trials and obtaining FDA approvals for a new drug is likely to take a number of years, requires the expenditure of substantial resources and is often subject to unanticipated delays. There can be no assurance that any proposed product will receive such approval on a timely basis, if at all.

The steps required before new products for use in humans may be marketed in the United States include (i) preclinical trials, (ii) submission to the FDA of an Investigational New Drug (“IND”) application, which must be approved before human clinical trials commence, (iii) adequate and well-controlled human clinical trials to establish the safety and efficacy of the product, (iv) submission of a New Drug Application (“NDA”) for a new drug to the FDA and (v) FDA approval of the NDA prior to any commercial sale or shipment of the product.

Preclinical tests include laboratory evaluation of product formulation, as well as animal studies (if an appropriate animal model is available) to assess the potential safety and efficacy of the product. Formulations must be manufactured according to cGMP and preclinical safety tests must be conducted by laboratories that comply with FDA regulations regarding GLP. The results of the preclinical tests are submitted to the FDA as part of an IND application and are reviewed by the FDA prior to the commencement of human clinical trials. There can be no assurance that submission of an IND application will result in FDA authorization to commence clinical trials. Clinical trials involve the administration of the investigational new drug to healthy volunteers and to patients under the supervision of a qualified principal investigator.

Clinical trials are typically conducted in three sequential phases, although the phases may overlap. In Phase I, the investigational new drug usually is administered to healthy human subjects and is tested for safety, dosage, tolerance, absorption, distribution, metabolism, excretion and pharmacokinetics. Phase II involves studies in a limited patient population to (i) determine the efficacy of the investigational new drug for specific indications, (ii) determine dosage tolerance and optimal dosage and (iii) identify possible adverse effects and safety risks. When an investigational new drug is found to be effective and to have an acceptable safety profile in Phase II evaluation, Phase III trials are undertaken to further evaluate clinical efficacy and to further test for safety within an expanded patient population at geographically dispersed clinical study sites. There can be no assurance that Phase I, Phase II or Phase III testing will be completed successfully within any specified time period, if at all, with respect to any of our proposed products subject to such testing. Furthermore, we or the FDA may suspend clinical trials at any time if the participants are being exposed to an unacceptable health risk. The FDA may deny an NDA if applicable regulatory criteria are not satisfied, require additional testing or information, or require post-marketing testing and surveillance to monitor the safety of our proposed products.

      All data obtained from development programs are submitted as an NDA to the FDA and the corresponding agencies in other countries for review and approval. FDA approval of the NDA is required before marketing may begin in the United States. Although the FDA’s policy is to review priority applications within 180 days of their filing, in practice longer times may be required. The FDA frequently requests that additional information be submitted, requiring significant additional review time. Essentially, all our proposed products will be subject to demanding and time-consuming NDA or similar approval procedures in the countries where we intend to market our proposed products. These regulations define not only the form and content of the development of safety and efficacy data regarding the proposed product, but also impose specific requirements regarding manufacture of the proposed product, quality assurance, packaging, storage, documentation and record keeping, labeling and advertising and marketing procedures. Effective commercialization also requires inclusion of our proposed products in national, state, provincial or institutional formularies or cost reimbursement systems.

In addition to regulations enforced by the FDA, we also are subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other present and potential future federal, state or local regulations. Our research and development involves the controlled use of hazardous materials and chemicals. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could exceed our resources.

In both domestic and foreign markets, our ability to commercialize our proposed product candidates will depend, in part, on the availability of reimbursement from third-party payers, such as government health administration authorities, private health insurers and other organizations. Third-party payers are increasingly challenging the price and cost-effectiveness of medical products. There can be no assurance that Symbollon-developed products will be considered cost effective. Significant uncertainty exists as to the reimbursement status of newly-approved medical products. Government and other third-party payers are increasingly attempting to contain medical costs by limiting both coverage and the level of reimbursement for new therapeutic products approved for marketing by the FDA and by refusing, in some cases, to provide coverage for uses of approved products for disease indications for which the FDA has not granted marketing approval. There can be no assurance that adequate third-party insurance coverage will be available for us to establish and maintain price levels sufficient for realization of an appropriate return on our investment in developing new therapies. If adequate coverage and reimbursement levels are not provided by government and third-party payers for uses of our proposed therapeutic products, the market acceptance of these products would be adversely affected.

There have been a number of federal and state proposals during the last few years to subject the pricing of pharmaceuticals to government control and to make other changes to the medical care system of the United States. It is uncertain what legislative proposals will be adopted or what actions federal, state or private payers for medical goods and services may take in response to any medical reform proposals or legislation. We cannot predict the effect medical reforms may have on our business, and no assurance can be given that any such reforms will not have a material adverse effect on us.

       IodoZyme, the bovine teat dip manufactured by us, is subject to regulation by the FDA as an animal drug. Although a lengthy new animal drug application ("NADA") approval process is generally required prior to marketing an animal drug, under regulatory discretion afforded by the FDA, the agency does not currently require manufacturers of bovine teat sanitizers to undergo this process. The only current FDA requirements applicable to teat treatment manufacturers are compliance with the FDA's labeling, establishment registration, drug listing, and manufacturing requirements. We believe that we are in compliance with the current FDA requirements applicable to teat treatment manufacturers. However, in February 1993, the FDA issued draft guidelines setting forth the types of data necessary to demonstrate that a teat treatment is safe for the cow, effective and fulfills human food safety, manufacturing and environmental requirements. Testing of IodoZyme was not conducted in accordance with such guidelines. Future required compliance with these guidelines or other FDA requirements which may be adopted, the probability or scope of which cannot currently be ascertained by us, would have a significant adverse effect on the marketing of IodoZyme and, if a market for IodoZyme otherwise exists, on our results of operations. As disclosed above, West Agro has indicated that it intends to stop selling IodoZyme after existing finished goods inventories are sold.

Patents and Proprietary Rights

We consider patent protection of our iodine technology to be critical to our business prospects. We currently hold twenty-five patents in the United States relating to our technology. In addition, we hold patents and have filed a number of patent applications relating to our technology in foreign countries.

Listing of United States Patents

Patent Number	Title	Issue Date
4,816,255	“Treatment of Iodine Deficiency Breast Syndrome”	March 28, 1989

4,937,072	“In Situ Sporicidal Disinfectant”	June 26, 1990

4,996,146	“Rapid Sterilization Enzymatic Process with Persistence”	February 26, 1991

5,055,287	“Methods to Control Color During Disinfecting Peroxidase Reactions”	October 8, 1991

5,171,582	“Treatment of Iodine Deficiency Diseases”	December 15, 1992

5,227,161	“Method to Clean and Disinfect Pathogens on the Epidermis by Applying a Composition Containing Peroxidase, Iodide Compound and Surfactant”	July 13, 1993

5,250,304	“Treatment of Iodine Deficiency Diseases”	October 5, 1993

5,370,815	“Viscous Epidermal Cleaner and Disinfectant”	December 6, 1994

5,389,385	“Treatment of Iodine Deficiency Diseases”	February 14, 1995

5,419,902	“Method for Inactivating Pathogens”	May 30, 1995

5,589,198	“Treatment of Iodine Deficiency Diseases”	December 31, 1996

5,629,024	“Method of Forming an Iodine Based Germicide Composition”	May 13, 1997

5,639,481	“Method for the Therapeutic Treatment of a Mammalian Eye”	June 17, 1997

5,648,075	“Iodine Based Germicidal Composition”	July 15, 1997

5,772,971	“Iodine-Based Microbial Decontamination System”	June 30, 1998

5,849,291	“Ophthalmic Non-Irritating Iodine Medicament”	December 15, 1998

5,885,592	“Method & Pharmaceutical Compositions for Oral Administration of Molecular Iodine”	March 23, 1999

5,910,318	“Treatment of Iodine Deficiency Diseases”	June 8, 1999

5,955,101	“Dry Starch-Iodine Pharmaceutical Formulations”	September 21, 1999

5,962,029	“Iodine Germicides that Continuously Generate Free Molecular Iodine”	November 5, 1999

6,019,970	“Treatment of Iodine Deficiency Diseases”	February 1, 2000

Re 36,605	“Reissue of 08/963,900 Method to Clean and Disinfect Pathogens”	March 7, 2000

6,248,335	“Stabilized Oral Pharmaceutical Composition Containing Iodide and Iodate”	June 19, 2001

6,261,577	“Non-Staining Topical Iodine Composition”	July 17, 2001

6,432,426	“Non-Staining Topical Iodine Composition and Method”	August 13, 2002

Much of the know-how of importance to our technology and many of our processes are dependent upon the knowledge, experience and skills, which are not patentable, of key scientific and technical personnel. To protect our rights to and to maintain the confidentiality of trade secrets and proprietary information, we require employees, Scientific Advisory Board members, consultants and collaborators to execute confidentiality and invention assignment agreements upon commencement of a relationship with us. These agreements prohibit the disclosure of confidential information to anyone outside us and require disclosure and assignment to us of ideas, developments, discoveries and inventions made by such employees, advisors, consultants and collaborators while engaged by us. There can be no assurance, however, that these agreements will not be breached or that our trade secrets or proprietary information will not otherwise become known or developed independently by others. Also, to the extent that consultants or other third parties apply technological information independently developed by them or by others to our projects, disputes may arise as to the proprietary rights to such information which may not be resolved in our favor. We are required to pay royalties to a co-inventor on certain patents relating to our technology based on revenues received by us from sales of products falling within the scope of such patents.

Competition

Our proposed products and products incorporating our proposed products would compete with many other applications currently on the market. In addition, we are aware of other companies engaged in research and development of other novel approaches to applications in some or all of the markets identified by us as potential fields of application for our products. Many of our present and potential competitors have substantially greater financial and other resources and larger research and development staffs than we have. Many of these companies also have extensive experience in testing and applying for regulatory approvals. In addition, colleges, universities, government agencies, and public and private research organizations conduct research and are becoming more active in seeking patent protection and licensing arrangements to collect royalties for the use of technology that they have developed, some of which may be directly competitive with our applications.

We are aware of a few companies that are or plan to develop drugs to treat FBD. Ascend Therapeutics, Herndon, Virginia, has completed phase II clinical trials using a selective estrogen receptor modulator to treat breast pain. FemmePharma, Inc., Wayne, Pennsylvania, is in preclinical testing evaluating a treatment for FBD. One other company, Mimetix Inc., has conducted human clinical trials in the United States and Canada utilizing an iodine-based compound for the treatment of FBD. We have purchased all of Mimetix’s assets, including their patient data and intellectual property, related to their iodine-based compound for the treatment of FBD. If any company receives marketing approval for its drug compound before we do, it could adversely affect our ability to receive marketing approval, or if approved, our ability to sell our product.

The bovine teat sanitizer market is currently dominated by iodophor products, which generally compete on the basis of price and the ratio of microbial killing power to total iodine. We believe that IodoZyme competes on the basis of its superior convenience and high ratio of killing power to total iodine. Additionally, IodoZyme, manufactured by us and sold by West Agro, competes directly with products currently being manufactured and sold by West Agro. As disclosed above, West Agro has indicated that it intends to stop selling IodoZyme after existing finished goods inventories are sold.

Employees

As of March 31, 2005, we had two employees, both of whom are full-time. We have relationships with and from time to time engage the services of university professors and other qualified consultants to assist us in technological research and development. None of our employees are currently represented by a labor union. Management considers its employee relations to be good. We believe that our future success is dependent to a significant degree on our being able to continue to attract and retain skilled personnel.

DESCRIPTION OF PROPERTY

We lease approximately 5,400 square feet of office, research and development and manufacturing space in Framingham, Massachusetts for a current base annual rental of approximately $38,000 increasing $0.25 per square foot each year effective September 1. The lease expires on August 31, 2007. As of December 31, 2004, future minimum payments under our non-cancellable operating lease total $105,000. We believe that this space is suitable and adequate for our current needs; however, because the existing space has limited in-house manufacturing capacity, additional manufacturing space may be necessary if product volumes increase.

LEGAL PROCEEDINGS

We are not currently involved in any material legal proceedings, although claims may arise from time to time in the conduct of our operations. There can be no assurance at this time that any claims that may arise in connection with the conduct of our business will not materially adversely affect our business or operations, or divert our critical resources.

MANAGEMENT

Directors, Executive Officers, Promoters and Control Persons

Our executive officers and directors and their ages as of the date of this prospectus are as follow:

Name	Age	Position with the Company
Paul C. Desjourdy	44	President, Chief Executive Officer, Chief Financial Officer, General Counsel, Treasurer and Director
Jack H. Kessler, Ph.D.	54	Chief Scientific Officer, Secretary and Chairman of the Board of Directors
James C. Richards	57	Director
Eugene Lieberstein	66	Director
Richard F. Maradie	57	Director

Biographies of executive officers and directors

Paul C. Desjourdy, President, Chief Executive Officer, Chief Financial Officer, General Counsel, Treasurer and Director. Mr. Desjourdy has served as Chief Executive Officer since June 2005, President and General Counsel since December 1999, as Chief Financial Officer since July 1996, as Treasurer from May 1994, and as a director since August 1996. He held the titles of Chief Operating Officer of Symbollon from December 1999 to June 2005, Executive Vice President from July 1996 to December 1999, and Vice-President - Finance and Administration of Symbollon from September 1993 to June 1996. From September 1989 to September 1993, Mr. Desjourdy, a certified public accountant, was an attorney at the law firm of Choate Hall & Stewart.

Jack H. Kessler, Ph.D., Chairman of the Board of Directors, Chief Scientific Officer and Secretary. Dr. Kessler is our founder and has served as Chief Scientific Officer, Secretary, and a director since we moved to Massachusetts in May 1991, and as Chairman of the Board of Directors since May 1996. Dr. Kessler held the title of Chief Executive Officer of Symbollon from December 1999 to June 2005, Executive Vice-President from May 1991 to December 1999, and from our formation in Illinois in 1986 until 1991 Dr. Kessler was our sole stockholder and served as our sole officer and director. From January 1990 until May 1991, he served as principal systems engineer for Kollsman Manufacturing Company, a diagnostic instrument design and manufacturing company.

James C. Richards, Director. Mr. Richards has been our director since 1991. Currently, and since October 2000, Mr. Richards has been the President, Chief Executive Officer and a director of EdgeLight BioScience, Inc., a privately held company specializing in waveguide technologies. Dr. Richards was the President, Chief Executive Officer and a director of IntelliGene, Inc., a privately held company specializing in DNA probe technologies, from October 1995 to September 2000. Dr. Richards was the President and Chief Executive Officer of Symbollon from May 1991 to September 1995 and Treasurer of Symbollon from May 1991 to May 1994. Dr. Richards was the Managing Director and principal stockholder of Carlton Bio Venture Partners, a consulting firm specializing in financing and acquisition of healthcare, medical products and biotechnology companies from 1990 to 1991. Prior to that, Dr. Richards was the Director of business planning and development for Gene-Trak Systems, a joint venture originally between AMOCO Corporation and Integrated Genetics, Inc., engaged in developing diagnostic test devices using DNA probes for the healthcare and food industries, from 1986 to 1990.

Eugene Lieberstein, Director. Mr. Lieberstein has been our director since 1998. Mr. Lieberstein is a law partner at the law firm of Anderson Kill & Olick, P.C. specializing in patent procurement and litigation (Mr. Lieberstein and his firm serve as patent counsel for Symbollon) since March 2000. Mr. Lieberstein was a law partner at the law firm of Wyatt, Gerber, Meller and O’Rourke specializing in patent procurement and litigation (Mr. Lieberstein and his firm served as patent counsel for Symbollon) from 1993 to March 2000. Prior to that, Mr. Lieberstein was the patent Counsel for Union Carbide Corporation from 1970 to 1993.

Richard F. Maradie, Director. Mr. Maradie has been our director since 1998. Mr. Maradie has been retired since September 2000. Mr. Maradie was the Senior Vice President of Commercial Development of Oakwood Laboratories, a private biopharmaceutical company developing drug delivery technologies, from April 1998 to September 2000. Mr. Maradie was the President, Chief Executive Officer and a director of Novavax, Inc., a public biopharmaceutical company developing topical and oral drug delivery technologies, from March 1997 to August 1998. Mr. Maradie was the President, Chief Executive Officer and a director of Protyde Pharmaceuticals, Inc., a private biopharmaceutical company developing products for the diagnosis and treatment of cancer, from 1994 to 1997. Mr. Maradie was the Executive Vice President and Chief Operating Officer of Platelet Research Products, Inc., a private biopharmaceutical company developing therapeutic products derived from blood platelets, from to 1991 to 1994. Mr. Maradie was the President, Chief Operating Officer and a director of VimRx Pharmaceuticals, Inc., a public pharmaceutical company developing therapeutics based on natural products, from 1988 to 1991.

Number and Election of Directors

Pursuant to our Certificate of Incorporation, as amended, our Board of Directors, which currently consists of five members, is divided into three classes, designated Class I, Class II and Class III, each serving staggered three-year terms. The terms of the Class I (consisting of Mr. Desjourdy and Mr. Lieberstein), Class II (consisting of Dr. Richards and Mr. Maradie) and Class III (consisting of Dr. Kessler) directors will expire at the 2006, 2007 and 2008 Annual Meetings of Stockholders, respectively.

General Information Concerning the Board of Directors and its Committees

        Our Board of Directors currently has three committees, the Executive, Compensation and Audit Committee.

Executive Committee. The Executive Committee exercises all the powers and authority of the Board of Directors in the management and affairs of Symbollon between meetings of the Board of Directors, to the extent permitted by law. The current members of the Executive Committee are Messrs. Kessler (Chairman), Desjourdy and Richards.

Audit Committee. The Audit Committee assists the Board of Directors in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to shareholders and others, the system of internal control which management has established, our process for monitoring compliance with laws and regulations, the independence of the outside auditors and the audit process. It is the general responsibility of the Audit Committee to advise and make recommendations to the Board of Directors in all matters regarding our accounting methods and internal control procedures. Specific duties of the Audit Committee are set forth in its charter. The current members of the Audit Committee are Messrs. Richards (Chairman), Maradie and Lieberstein. Two members of the Audit Committee, Messrs. Richards and Maradie, are “independent” under the current NASDAQ stock market listing standards and SEC rules for audit committee member independence. We do not have an audit committee financial expert serving on the audit committee because the Board of Directors believes that the current composition of the committee is adequate to fulfill its oversight responsibilities in light of the simplicity of our financial statements and accounting procedures.

Compensation Committee. The Compensation Committee reviews and recommends to the Board of Directors remuneration arrangements and compensation plans for our executives. The current members of the Committee are Messrs. Kessler (Chairman), Maradie and Lieberstein.

There are no family relationships among any of our directors, officers or key employees.

EXECUTIVE COMPENSATION

The following tables set forth certain information relating to compensation paid by us for each of our last three completed fiscal years to our executive officers whose annual compensation exceeded $100,000 for the last completed fiscal year (the “Named Executive Officers”). Only those columns which call for information applicable to us or the Named Executive Officers for the periods indicated have been included in such tables.

Summary Compensation Table
		Annual Compensation	Long Term Compensation
Name and Principal Position	Year	Salary ($)	Securities Underlying Options/SARs (#)	All Other Compensation ($) (1)
Paul C. Desjourdy	2004	$220,000
President, Chief Executive Officer,	2003	$215,000	300,000	$ 333
Chief Financial Officer and Treasurer	2002	$215,000		$ 444

Jack H. Kessler	2004	$220,000
Chief Scientific Officer	2003	$225,000	300,000	$ 693
and Secretary	2002	$225,000		$ 924
__________________________
(1)
For each year includes premiums paid on term life insurance on behalf of the Named Executive Officers in the following amounts: Mr. Desjourdy: $444 for 2002 and $333 for 2003; and Dr. Kessler: $924 for 2002 and $693 for 2003.

Option/SAR Grants in Last Fiscal Year

There were no options granted during the last fiscal year to the Named Executive Officers of the Company.

Aggregated Options/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

The following table set forth certain information with respect to the number of unexercised stock options and SARs held by each Named Executive Officer on December 31, 2004, and the value of the unexercised in-the-money options and SARs at that date.

Aggregated Options/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values
Name	Shares Acquired On Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Option/SARs at Fiscal Year-End		Value of Unexercised In-The-Money Option/SARs at Fiscal Year-End ($) (1)
			(#)Exercisable	(#)Unexercisable	Exercisable	Unexercisable
Paul C. Desjourdy	-0-	-0-	200,000	100,000	$285,000	$142,500
Jack H. Kessler	-0-	-0-	200,000	100,000	$285,000	$142,500
_____________________________
(1)
The value of unexercised in-the-money option/SARs at December 31, 2004, was determined by multiplying the difference between the fair market value (the closing sales price) of the Common Stock at the close of business on December 31, 2004 ($1.70 per share) and the option/SAR exercise price, by the number of option/SARs outstanding at that date.

Director Compensation

Upon Board of Directors’ approval in May 1998, we no longer provide cash compensation to directors for attendance at board or committee meetings. Each non-employee director is entitled to receive on January 1st of each year an option (the "Annual Options") to purchase 2,500 shares of Common Stock at the then fair market value under our 1995 Non-Employee Directors’ Stock Option Plan. The Annual Options may only be exercised with respect to vested shares. One-half of the shares subject to such options vest on the first anniversary of the date of grant and the balance vest on the second anniversary of the date of grant. All directors will be reimbursed for ordinary and necessary travel expenses incurred in attendance at each board or committee meeting.

On May 19, 2004, the three non-employee directors were each granted an option to purchase 25,000 shares of Common Stock at the then fair market value of the Common Stock, $1.65 per share, under our 1993 Stock Option Plan. The options may only be exercised with respect to vested shares. One-half of the shares subject to such options vest on the first anniversary of the date of grant and the balance vest on the second anniversary of the date of grant.

Employment Agreements

On December 14, 1999, we entered into new employment agreements with Mr. Paul C. Desjourdy, our President, Chief Executive Officer, General Counsel, Chief Financial Officer and a director and with Dr. Jack H. Kessler, our Chairman of the Board of Directors and Chief Scientific Officer. Both agreements expire in December 2005. In 2005, Mr. Desjourdy and Dr. Kessler will receive salaries of $250,000 and $220,000 per annum, respectively. The employment agreements provide for inflationary salary adjustments, and such compensation may be incrementally increased and bonuses may be given upon the approval of our Board of Directors. Both Executive Officers have agreed to devote their full time and best efforts to fulfill their duties and responsibilities to Symbollon. They will be entitled to participate in employee benefit plans.

We have the right to terminate the agreements for Cause (as defined therein) or as a result of the Executive Officers' death or Permanent Disability (as defined therein). The Executive Officers have the right to terminate their agreements on account of their Constructive Discharge (as defined therein). Except in the case of termination for Cause, upon early termination of their agreements, the Executive Officers shall be entitled to receive their salaries plus fringe benefits for a period of 18 months from the date of termination and any bonuses prorated through the date of termination.

Both Executive Officers have agreed not to disclose to anyone our confidential information during the term of their employment or thereafter and will not compete with us utilizing our proprietary information, know-how or trade secrets during the term of their employment or thereafter. All work, research and results thereof, including, without limitation, inventions, processes or formulae made, conceived or developed by the Executive Officers during the term of employment which are related to the business, research, and development work or field of operation of Symbollon shall be our property.

Dr. Kessler is a principal stockholder, officer and director of a company which has rights to use technology that he developed pertaining to contact lens disinfection. This technology, which is similar to our technology, is not expected to be assigned to us. As a result, use of our technology in the area of contact lens disinfection may require the prior consent of such other company or the then owner of such rights.

       For information on our executive loan program for stock option exercise, see “Certain Transactions” below.

Limitations on Officer and Director Liability

Our Charter provides that members of our Board of Directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director except for liability:

- for any breach of the director's duty of loyalty to the corporation or its stockholders;
- for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- under Section 174 of the General Corporation Law of the State of Delaware (relating to distributions by insolvent corporations); or
- for any transaction from which the director derived an improper personal benefit.

Our Charter also provides that if the General Corporation Law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of members of our Board of Directors will be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.

Our Charter and By-laws also provide that we may indemnify our directors and officers to the fullest extent permitted by Delaware law. A right of indemnification shall continue as to a person who has ceased to be a director or officer and will inure to the benefit of the heirs and personal representatives of such a person. The indemnification provided by our Charter and By-laws will not be deemed exclusive of any other rights that may be provided now or in the future under any provision currently in effect or hereafter adopted by our Charter, By-laws, by any agreement, by vote of our stockholders, by resolution of our directors, by provision of law or otherwise.

We have entered into an indemnification agreement with our directors and officers. Such agreement provides that we will indemnify the them to the fullest extent permitted by applicable law against expenses, including reasonable attorneys' fees, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any civil or criminal action or administrative proceeding arising out of their performance of their duties as our directors or officers other than an action initiated by them. Such indemnification is available if the officer or director acted in good faith and in a manner he reasonably believed to be in, or not opposed to, our best interests, and with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful.

Under such indemnification agreement, the entitlement of a director or officer to indemnification is determined by a majority vote of a quorum of disinterested directors, or if such quorum either is not obtainable or so directs, by independent counsel or by the stockholders or us, as determined by such quorum of disinterested directors. Under certain circumstances, a party to the indemnification agreement is conclusively presumed to have met the applicable statutory standard of conduct unless our Board of Directors, stockholders or independent legal counsel determine that the relevant standard has not been met. If we have a change of control, the entitlement of such director or officer to indemnification is determined by independent counsel selected by such director or officer, unless such director or officer requests that either the Board of Directors or the stockholders make such determination.

We have also secured directors' and officers' liability insurance on behalf of our directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons in accordance with the provisions contained in our Charter and By-laws, Delaware law or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and we will follow the court's determination.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On September 1, 2004, Symbollon sold in a private placement to accredited investors 1,261,692 shares of Class A Common Stock and 630,846 redeemable warrants for $634,300 in cash and $185,800 in prepaid services for manufacturing, consulting and clinical trial expenses. Messrs. Richards, Kessler and Desjourdy each invested $40,000 and Mr. Lieberstein invested $7,000 as part of the private placement on the same terms and conditions as the third party investors.

During 2004 and 2003, we paid an aggregate of approximately $2,000 and $99,000, respectively, for legal services to Eugene Lieberstein or Anderson Kill & Olick, P.C., of which law firm he was a partner.

We exchange office space for services with a company owned by the spouse and in-law of one of our officers and directors, Mr. Desjourdy. Mr. Desjourdy is also a director in the other company. The estimated annual value for 2004 and 2003 of the relationship is $9,600 for each year.

In May 2000, the Board of Directors approved an executive loan program pursuant to which our executives could borrow from us up to $500,000 each for the purpose of exercising stock options. Under the program, any borrowings would be evidenced by a promissory note bearing interest at the applicable federal rate and secured by the underlying shares purchased. In the event the executive’s employment with us is terminated prior to December 31, 2005, and the market value of the pledged shares on the date of such termination is less than the principal and accrued but unpaid interest under the note at such time, then our sole recourse for payment of the note would be the pledged shares.

In January 2001, Messrs. Kessler and Desjourdy exercised options to purchase 211,281 and 251,614 shares of Common Stock, respectively, pursuant to our executive loan program. The principal amounts of the promissory notes for Messrs. Kessler and Desjourdy were $385,645 and $448,915, respectively. For information concerning employment agreements with and options granted to or held by our officers, see “Executive Compensation”.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of July 12, 2005 for (i) each of the our directors, (ii) each of the Named Executive Officers (as defined in “Executive Compensation”), (iii) all our directors and executive officers as a group and (iv) each person known by us to own beneficially 5% or more of the outstanding shares of Common Stock:

Name and Address of Beneficial Owner (1)	Shares of Common Stock Beneficially Owned	Percent of Class (2)
Dr. Jack H. Kessler (3)(4)	726,514	9.1%
Paul C. Desjourdy (3)(5)	596,814	7.5%
Richard M. Lilly (6)	497,106	6.4%
Dr. James C. Richards (3)(7)	242,451	3.1%
Eugene Lieberstein (3)(8)	98,426	1.3%
Richard F. Maradie (3)(9)	36,250	*
All Executive Officers and Directors as a Group (5 persons) (10)	1,700,455	20.4%
____________________________________________
*  Less than 1% of the Common Stock outstanding.
(1)	All shares are beneficially owned and sole voting and investment power is held by the persons named, except as otherwise noted.
(2)
Based upon 7,717,658 shares of Common Stock but also reflecting as outstanding, with respect to the relevant beneficial owner, the shares which that beneficial owner could acquire upon exercise of options exercisable within 60 days.

(3)	The address of Directors Kessler, Richards, Desjourdy, Maradie and Lieberstein is c/o Symbollon Pharmaceuticals, Inc., 37 Loring Drive, Framingham, MA 01702.
(4)	Includes 1,100 shares owned by his minor child and currently exercisable options and warrants to purchase 230,000 shares of Common Stock.
(5)	Includes currently exercisable options and warrants to purchase 230,000 shares of Common Stock.
(6)
Includes 13,000 shares owned by his minor children and 5,500 shares owned by his wife and currently exercisable warrants to purchase 31,346 shares of Common Stock, which Mr. Lilly may be considered to beneficially own, and to have shared investment and voting power with respect to. The address of Mr. Lilly is 11300 Sundance Lane, Boca Raton, FL 33428.

(7)	Includes currently exercisable options and warrants to purchase 63,750 shares of Common Stock.
(8)	Includes currently exercisable options and warrants to purchase 43,942 shares of Common Stock.
(9)	Includes currently exercisable options to purchase 36,250 shares of Common Stock.
(10)	Includes currently exercisable options and warrants to purchase 603,942 shares of Common Stock held by executive officers and directors as a group.

SELLING STOCKHOLDERS

This prospectus covers offers and sales by the selling stockholders of the shares of our common stock, including shares issuable upon exercise of warrants, issued in our 2004 private placement, in our acquisition of the Mimetix assets and in certain consulting relationships.

The table below lists the selling stockholders, shows the shares of common stock beneficially owned by each of the selling stockholders as of July 12, 2005 and the shares offered for resale by each of the selling stockholders. Beneficial ownership includes shares which the selling stockholders can acquire upon exercise of the warrants (all of which are currently exercisable) or of options exercisable currently or within 60 days after July 12, 2005. Our registration of these shares does not necessarily mean that any selling stockholder will sell all or any of its shares of common stock. The “Beneficial Ownership After Offering” columns in the table assume that all shares covered by this prospectus will be sold by the selling stockholders and that no additional shares of common stock are bought or sold by any selling stockholder. Except as noted in the footnotes, no selling stockholder has had, within the past three years, any position, office or other material relationships with us.

                The information provided in the table below is from the selling stockholders, reports furnished to us under rules of the SEC, and our stock ownership records.

	Beneficial Ownership Prior to Offering					Beneficial Ownership After Offering
Name of Selling Stockholder	Shares (1)	Shares Underlying Warrants	Total Shares Ownership	% of Total Shares	Total # of Shares Offered	Shares	%
Richard M. & Tina D. Lilly (2)	465,760	31,346	497,106	6.4%	94,038	403,068	5.2%
Debra Lynn Eskin	25,000	-0-	25,000	*	20,000	5,000	*
943038 Ontario, Inc.	20,000	-0-	20,000	*	20,000	-0-	*
Axiom Venture Partners, L.P.	131,723	-0-	131,723	1.7%	131,723	-0-	*
Mimetix, Inc.	30,997	-0-	30,997	*	30,997	-0-	*
Mimetix Pharmaceuticals, Inc.	67,129	-0-	67,129	*	67,129	-0-	*
Robert M. Adams	674	-0-	674	*	674	-0-	*
Raymond M. Allard	2,696	-0-	2,696	*	2,696	-0-	*
The Arthur S. Goldman IRA	674	-0-	674	*	674	-0-	*
Arthur Steinberg IRA	674	-0-	674	*	674	-0-	*
Gaston W. Barrett	674	-0-	674	*	674	-0-	*
Donald T. & Sandra Epstein	674	-0-	674	*	674	-0-	*
The Elba Palomares, M.D. IRA	674	-0-	674	*	674	-0-	*
Michael Gironta	674	-0-	674	*	674	-0-	*
John D. Goldberg	674	-0-	674	*	674	-0-	*
Charles A. Goldstein	674	-0-	674	*	674	-0-	*
Charles L. & Donna Greenberg	674	-0-	674	*	674	-0-	*
Harvey Insler IRA Rollover	674	-0-	674	*	674	-0-	*
Amy Hest	674	-0-	674	*	674	-0-	*
Helix Investments (Canada) Inc.	110,562	-0-	110,562	1.4%	110,562	-0-	*
Phidippides Inv. Inc.	934	-0-	934	*	934	-0-	*
Ganesha Inv. Inc.	934	-0-	934	*	934	-0-	*
Golden Mean Inc.	621	-0-	621	*	621	-0-	*
May Cunerty	187	-0-	187	*	187	-0-	*
James C. Gale & Judith Haselton	1,348	-0-	1,348	*	1,348	-0-	*
The James P. Thomas, Sr. IRA	674	-0-	674	*	674	-0-	*
Jerome & Peggy S. Shulman	1,348	-0-	1,348	*	1,348	-0-	*
The John Latshaw Trust (1/22/93)	674	-0-	674	*	674	-0-	*
Hoseph & Catherine Pistilli	674	-0-	674	*	674	-0-	*
Edward A. Kerbs	674	-0-	674	*	674	-0-	*
The Lawrence Maltin, M.D. P.C.	674	-0-	674	*	674	-0-	*
Harold B. Lopschutz	674	-0-	674	*	674	-0-	*
The Louis Gleckel, M.D.	2,022	-0-	2,022	*	2,022	-0-	*
Joseph O. Manzi	2,696	-0-	2,696	*	2,696	-0-	*
Mark & Jean Cohen	674	-0-	674	*	674	-0-	*
The Mary A. Stein Trust (1/14/91)	674	-0-	674	*	674	-0-	*
Melvin & Joan Levinson	674	-0-	674	*	674	-0-	*
Robert B. Nadeau, Jr.	674	-0-	674	*	674	-0-	*
Neil & Martin E. Rosenfeld	674	-0-	674	*	674	-0-	*
A. Thomas Nicholl	674	-0-	674	*	674	-0-	*
Northlea Partners Ltd.	674	-0-	674	*	674	-0-	*
The Parsons & Ouverson, P.A.	674	-0-	674	*	674	-0-	*

Patheon Inc.	85,056	-0-	85,056	1.1%	85,056	-0-	*
Iris Pinsky	674	-0-	674	*	674	-0-	*
B. Michael Pisani	674	-0-	674	*	674	-0-	*
Edward L. Proctor	674	-0-	674	*	674	-0-	*
Richard & Eloise Johnston Revocable Family Trust (4/2/97)	674	-0-	674	*	674	-0-	*
Richard A. Fox Trust (1/7/94)	674	-0-	674	*	674	-0-	*
The Robert Gay, M.D., SEP IRA	674	-0-	674	*	674	-0-	*
David Earl Robinson	674	-0-	674	*	674	-0-	*
Samuel & Ethel Lipschutz Revocable Living Trust (5/11/93)	1,348	-0-	1,348	*	1,348	-0-	*
Frank J. Schulthesis	674	-0-	674	*	674	-0-	*
M.B. Seretean	674	-0-	674	*	674	-0-	*
Simon Family Associates	674	-0-	674	*	674	-0-	*
Mary Ann Stein	674	-0-	674	*	674	-0-	*
The Sue Goldstein IRA	674	-0-	674	*	674	-0-	*
Teckman Revocable Trust (2/3/95)	1,348	-0-	1,348	*	1,348	-0-	*
Craig A. Vanderburg	674	-0-	674	*	674	-0-	*
Marvin A. Welsch	674	-0-	674	*	674	-0-	*
Sanofi-Synthelabo Inc.	14,419	-0-	14,419	*	14,419	-0-	*
Glen Mitchell	674	-0-	674	*	674	-0-	*
Cato Holding Company	18,910	-0-	18,910	*	18,910	-0-	*
George H. Henry	674	-0-	674	*	674	-0-	*
Edward & Rochelle Varon	674	-0-	674	*	674	-0-	*
Richard L. Weisberg	674	-0-	674	*	674	-0-	*
Jack Weinstein	1,348	-0-	1,348	*	1,348	-0-	*
The Donald J. Akikie Living Trust	1,348	-0-	1,348	*	1,348	-0-	*
Sylvanus W. Nye M.D.	674	-0-	674	*	674	-0-	*
Jerry Fogle	674	-0-	674	*	674	-0-	*
Bernabe Palomares M.D.	674	-0-	674	*	674	-0-	*
Private Equity Investors Partnership	674	-0-	674	*	674	-0-	*
AMCO Capital Reserves, SA	674	-0-	674	*	674	-0-	*
Jeffrey S. Klein	38,515	15,385	53,900	*	46,155	7,745	*
Stephen E. Brodsky	15,384	7,692	23,076	*	23,076	-0-	*
Syed E. Abidi	153,846	76,923	230,769	3.0%	230,769	-0-	*
Eugene Lieberstein (3)	90,734	7,692	98,426	1.3%	23,076	75,350	*
Paul C. Desjourdy (4)	566,814	30,000	596,814	7.5%	341,614	255,200	3.2%
Jack H. Kessler (5)	696,514	30,000	726,514	9.1%	301,281	425,233	5.4%
Russell R. Desjourdy (6)	118,000	45,000	163,000	2.1%	135,000	28,000	*
Gopen Family Trust (12/12/96)	81,100	30,000	111,100	1.4%	90,000	21,100	*
Douglas C. Spitz	25,000	12,500	37,500	*	37,500	-0-	*
James C. Richards (7)	212,451	30,000	242,451	3.1%	90,000	152,451	2.0%
Cale W. Carson	40,000	20,000	60,000	*	60,000	-0-	*
Mark R. Tausher	20,000	10,000	30,000	*	30,000	-0-	*
Nancy O. Covalt	20,000	10,000	30,000	*	30,000	-0-	*
Frank W. Eaton	40,000	15,000	55,000	*	45,000	10,000	*
Michael L. Miller	5,076	2,538	7,614	*	7,614	-0-	*
James Tharp	20,000	10,000	30,000	*	30,000	-0-	*
Lorn Leitman	30,000	15,000	45,000	*	45,000	-0-	*
Alan Kotowich	55,000	22,500	77,500	1.0%	67,500	10,000	*
Jeffrey T. Payne	20,000	10,000	30,000	*	30,000	-0-	*
J. Scott Payne	20,000	10,000	30,000	*	30,000	-0-	*
Gabriel S. Miller Trust	24,000	10,000	34,000	*	30,000	4,000	*

Roger D. Bozarth	50,000	25,000	75,000	*	75,000	-0-	*
Bruce Cohen IRA	20,000	10,000	30,000	*	30,000	-0-	*
Joseph E. Lundy	30,000	15,000	45,000	*	45,000	-0-	*
Ronald L. Miller (8)	119,000	45,000	164,000	2.1%	135,000	29,000	*
Robert Abrahams (9)	41,335	15,385	56,720	*	46,155	10.565	*
Alvin H. & Barbara E. Hausner	20,000	10,000	30,000	*	30,000	-0-	*
Mitchell Levy	77,000	38,500	115,500	1.5%	115,500	-0-	*
Steven Sanders	10,000	5,000	15,000	*	15,000	-0-	*
Robert Kiken	56,253	5,385	61,638	*	16,155	45,483	*
Tony Chamoun	30,000	10,000	40,000	*	30,000	10,000	*
Barry Kaplan Associates	50,000	-0-	50,000	*	50,000	-0-	*
    * Less than 1% of the common stock outstanding.
(1)	Exclusive of shares underlying warrants.
(2)	Includes shares owned jointly by his wife, shares owned by Mr. Lilly’s revocable trust dated December 1, 1989 and includes 13,000 shares owned by his children.
(3)	Mr. Lieberstein is a Symbollon director and provides legal services to us. Includes currently exercisable options to purchase 36,250 shares of common stock.
(4)
Mr. Desjourdy is our President, Chief Executive Officer, Chief Financial Officer, General Counsel and Treasurer, and he is also a Symbollon director. Includes currently exercisable options to purchase 200,000 shares of common stock.

(5)	Dr. Kessler is our Chief Scientific Officer and Secretary, and he is also a Symbollon director. Includes currently exercisable options to purchase 200,000 shares of common stock.
(6)	Russell Desjourdy is the brother of our President, Paul C. Desjourdy.
(7)	Dr. Richards is a Symbollon director and provides legal services to us. Includes currently exercisable options to purchase 33,750 shares of common stock.
(8)	Includes shares owned by his wife, shares owned by his wife’s IRA and shares owned by his IRA.
(9)	Includes shares owned by his IRA.

PLAN OF DISTRIBUTION

We are registering the shares of our common stock covered by this prospectus for the selling stockholders. As used in this prospectus, "selling stockholders" includes the donees, transferees or others who may later hold the selling stockholders' interests. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may, from time to time, sell all or a portion of its shares of common stock on the OTC Bulletin Board or on any national securities exchange or automated inter-dealer quotation system on which our common stock may be listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the current market price or at negotiated prices. One or more underwriters on a firm commitment or best efforts basis may sell the shares of common stock directly or through brokers or dealers or in a distribution. The methods by which the shares of common stock may be sold include:

o a block trade (which may involve crosses) in which the broker or dealer engaged will attempt to sell the shares of common stock as agent, but may position and resell a portion of the block, as principal, to facilitate the transaction,

o purchases by a broker or dealer, as principal, and resales by such broker or dealer for its account pursuant to this prospectus,

o ordinary brokerage transactions and transactions in which the broker solicits purchasers or through market-makers,

o transactions in put or call options or other rights (whether exchange-listed or otherwise) established after the effectiveness of the registration statement of which this prospectus is a part, and

o privately-negotiated transactions.

In addition, any of the shares of common stock that qualify for sale pursuant to Rule 144 promulgated under the Securities Act of 1933 may be sold in transactions complying with that Rule, rather than pursuant to this prospectus.

For sales to or through broker-dealers, these broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the shares, or both. We have advised the selling stockholders that the anti-manipulative provisions of Regulation M under the Securities Exchange Act of 1934 may apply to its sales in the market and have informed it that it must deliver copies of this prospectus. We are not aware, as of the date of this prospectus, of any agreements between any of the selling stockholders and any broker-dealers with respect to the sale of the shares of common stock covered by this prospectus.

The selling stockholders and any broker-dealers or agents participating in the distribution of our shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions received by any broker-dealer or agent and profit on any resale of shares of common stock may be deemed to be underwriting commissions under the Securities Act of 1933. The commissions received by a broker-dealer or agent may be in excess of customary compensation. If a selling stockholder is deemed to be an "underwriter," the selling stockholder may have liability for the accuracy of the contents of this prospectus under the Securities Act of 1933.

At a time a particular offer of shares is made by a selling stockholder, a prospectus supplement, if required, will be distributed that will set forth the names of any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from the selling stockholders and any other required information.

In connection with distributions of the selling stockholders' shares, or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or others prior to or after the effective time of the arrangement. These broker-dealers may engage in short sales of shares or other transactions in the course of hedging the positions assumed by them or otherwise. The selling stockholders may also:

o sell shares short and redeliver shares to close out short positions,

o enter into option or other transactions with broker-dealers or others that may involve the delivery to those persons the shares, and broker-dealers may resell those shares pursuant to this prospectus, and

o pledge the shares to a broker-dealer or others and, upon a default, these persons may effect sales of the shares pursuant to this prospectus.

We have advised the selling stockholders that open positions in shares of common stock covered by this prospectus prior to the registration statement, of which this prospectus is a part, being declared effective by the U.S. Securities and Exchange Commission may constitute a violation of Section 5 of the Securities Act of 1933. The selling stockholders advised us that it did not have an open position in the common stock covered by this prospectus at the time of its response to our inquiry.

In order to comply with securities laws of some states, if applicable, the shares of our common stock may be sold only through registered or licensed broker-dealers.

The selling stockholders will be subject to applicable provisions of the Securities Exchange Act of 1934 and its rules and regulations, including without limitation, Rule 102 under Regulation M. These provisions may limit the timing of purchases and sales of our common stock by the selling stockholders. Rule 102 under Regulation M provides, with limited exceptions, that it is unlawful for the selling stockholders or its affiliated purchaser to, directly or indirectly, bid for or purchase or attempt to induce any person to bid for or purchase, for an account in which the selling stockholders or affiliated purchaser has a beneficial interest in any securities that are the subject of the distribution during the applicable restricted period under Regulation M. All of the above may affect the marketability of our common stock.

The selling stockholders may offer all of the shares of our common stock for sale immediately. Because it is possible that a significant number of shares could be sold at the same time under this prospectus, these sales, or that possibility, may have a depressive effect on the market price of our common stock.

We will receive none of the proceeds from the sale of the shares of common stock by the selling stockholders, except upon exercise of warrants presently outstanding.

We will pay all costs and expenses incurred in connection with the registration under the Securities Act of 1933 of the shares of common stock offered by the selling stockholders, including all registration and filing fees, listing fees, printing expenses, and our legal and accounting fees. We estimate that these fees and expenses will total approximately $10,000. The selling stockholders will pay all of its own brokerage fees and commissions, if any, incurred in connection with the sale of its shares of common stock. In addition, we have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933.

We cannot assure you, however, that any of the selling stockholders will sell any or all of the shares of common stock they may offer.

DESCRIPTION OF SECURITIES

General

The authorized capital stock of Symbollon consists of:

- 93,750,000 shares of Class A Voting Common Stock;
- 1,250,000 shares of Class B Common Stock; and
- 5,000,000 shares of Preferred Stock.

The following description of our capital stock does not purport to be complete and is governed by and qualified by our Amended Certificate of Incorporation (which we refer to as our "Charter") and By-laws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

As of July 12, 2005, there were 7,717,658 shares of Class A Common Stock issued and outstanding.

The holders of both classes of our common stock have substantially identical rights except that the holders of the Class A Common Stock have the right to cast one vote for each share held of record and holders of the Class B Common Stock have the right to cast five votes for each share held of record in all matters submitted to a vote of holders of Common Stock. The Class A and the Class B Common Stock vote together as a single class on all matters on which stockholders may vote, including the election of directors, except when class voting is required by applicable law.

The holders of both classes of our common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of both classes of our common stock are entitled to share ratably in all assets remaining after payment of liabilities. Neither class of our common stock has any preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to either class of our common stock.

The difference in voting rights described above increases the voting power of the Class B Common stockholders and accordingly has an anti-takeover effect. The fact that the Directors can issue the Class B Common Stock may make the Company a less attractive target for a hostile takeover bid or render more difficult or discourage a merger proposal, an unfriendly tender offer, a proxy contest, or the removal of incumbent management.

Preferred Stock

The Preferred Stock may be issued in series, and shares of each series will have such rights and preferences as are fixed by the Board in the resolutions authorizing the issuance of that particular series. In designating any series of Preferred Stock, the Board may, without further action by the holders of Common Stock, fix the number of shares constituting that series and fix the dividend rights, dividend rate, conversion rights, voting rights (which may be greater or lesser than the voting rights of the Common Stock), rights and terms of redemption (including any sinking fund provisions), and the liquidation preferences of the series of Preferred Stock. It is to be expected that the holders of any series of the Preferred Stock, when and if issued, will have priority claims to dividends and to any distributions upon liquidation of the Company, and that they may have other preferences over the holders of the Class A Common Stock.

The Board may issue series of the Preferred Stock without action of the stockholders of the Company. Accordingly, the issuance of Preferred Stock may adversely affect the rights of the holders of the Class A Common Stock. In addition, the issuance of Preferred Stock may be used as an “anti-takeover” device without further action on the part of the stockholders. Issuance of Preferred Stock may dilute the voting power of holders of Class A Common Stock (such as by issuing Preferred Stock with super-voting rights) and may render more difficult the removal of current management, even if such removal may be in the stockholders best interests. The Company has no current plans to issue any of the Preferred Stock.

SHARES ELIGIBLE FOR FUTURE SALE

Investors should note that, with the exception of shares held by our affiliates, all of our issued and outstanding shares of Class A Common Stock, as well as shares of Class A Common Stock underlying all of our issued options, are anticipated to be available for public resale, without restriction, either through our registration of those securities or through the provisions of Rule 144.

The following table outlines our capital stock as of July 12, 2005:

Common Stock outstanding
Before the offering...........................................7,717,658 shares(1)
After the offering……………..........................8,348,504 shares(1)(2)

(1) Assuming no exercise of outstanding (a) options to purchase up to 755,000 shares of common stock pursuant to previous grants made to our officers, directors and consultants and (b) warrants to purchase up to 630,846 shares of common stock held by the selling stockholders.
(2) Assumes that the selling stockholders exercise their warrants to purchase 630,846 shares of common stock.

As of the date of this prospectus, our affiliates hold 1,096,513 shares of Class A Common Stock. In general, under Rule 144, as currently in effect, after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned shares of our common stock for at least one year, including any person who is deemed to be our affiliate, will be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

- 1% of the number of shares of such class of common stock then outstanding, which will equal approximately 77,177 shares of Class A Common Stock; or

- the average weekly trading volume of our Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also governed by other requirements regarding the manner of sale, notice filing and the availability of current public information about us. Under Rule 144(k), however, a person who is not, and for the three months prior to the sale of such shares has not been, an affiliate of the company will be free to sell "restricted securities" (e.g., shares issued in a private placement) which have been held for at least two years without regard to the limitations described above.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our securities is American Stock Transfer & Trust Co. American Stock's address is 59 Maiden Lane, New York, New York 10038.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Paul C. Desjourdy, our General Council. Mr. Desjourdy also serves as our President, Chief Operating Officer, Chief Financial Officer and a member of the Board of Directors.

EXPERTS

The financial statements for the years ended December 31, 2004 and 2003, included in this prospectus and elsewhere in the registration statement, have been audited by Vitale, Caturano & Company Ltd., registered independent public accountants, as indicated in their report (which includes an explanatory paragraph raising substantial doubt about Symbollon’s ability to continue as a going concern) with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

In a Current Report on Form 8-K filed and dated December 16, 2003 we previously reported that we had changed our independent auditor.

SYMBOLLON PHARMACEUTICALS, INC.

Report of Registered Independent Public Accountants

To the Board of Directors and Stockholders of
Symbollon Pharmaceuticals, Inc.

We have audited the accompanying balance sheets of Symbollon Pharmaceuticals, Inc., as of December 31, 2004 and 2003, and the related statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Symbollon Pharmaceuticals, Inc. at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit that raise substantial doubt about the entity’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

VITALE, CATURANO & COMPANY, LTD.

Boston, Massachusetts
March 28, 2005

Symbollon Pharmaceuticals, Inc.

Balance Sheets

	Year Ended
	December 31,
	2004	2003

Assets

Current assets:
Cash and cash equivalents	$427,124	$617,897
Accounts receivable	-	100,189
Inventory	72,783	23,896
Prepaid expenses	188,469	27,594

Total current assets	688,376	769,576

Equipment and leasehold improvements, net of
accumulated depreciation and amortization	38,352	56,486

Other assets:
Patent and trademark costs, net of accumulated
amortization	385,726	391,428
Deposit	2,364	2,364

	$1,114,818	$1,219,854

Symbollon Pharmaceuticals, Inc.

Balance Sheets

(Continued)

	Year Ended
	December 31,
	2004	2003

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable	$21,326	$33,832
Accrued clinical development expenses	125,327	80,507
Other current liabilities	19,823	19,356

Total current liabilities	166,476	133,695

Commitments (Notes 6, 7 and 10)

Stockholders’ equity:
Common stock, Class A, par value $.001 per share, 18,750,000 shares authorized, 6,114,761 and 4,196,204 shares issued and outstanding
as of December 31, 2004 and 2003, respectively	6,115	4,196
Convertible common stock, Class B, par value $.001
per share, 1,250,000 shares authorized and unissued	-	-
Preferred stock, par value $.001 per share, 5,000,000 shares
authorized and unissued	-	-
Additional paid-in capital	13,942,565	11,435,193
Accumulated deficit	(12,165,778)	(9,518,670)

	1,782,902	1,920,719
Common stock subscriptions receivable	(834,560)	(834,560)

Total stockholders' equity	948,342	1,086,159

	$1,114,818	$1,219,854

. See accompanying notes to financial statements

Symbollon Pharmaceuticals, Inc.

Statements of Operations

	Year Ended
	December 31,
	2004	2003

Revenue:
Net product sales	$159,510	$270,772

Operating expenses:
Cost of goods sold	142,110	237,483
Research and development costs	1,470,046	279,683
General and administrative expenses	605,409	389,506
Stock-based compensation (1)	593,749	-

Total operating expenses	2,811,314	906,672

Loss from operations	(2,651,804)	(635,900)

Interest income	4,696	7,777

Net loss	$(2,647,108)	$(628,123)

Basic and diluted net loss per share of
common stock	$(.53)	$(.15)

Weighted average number of common shares
outstanding - basic and diluted	4,963,470	4,196,204

(1) The following summarizes the allocation of
stock-based compensation:
Cost of goods sold	$220,285	$-
Research and development costs	138,603	-
General and administrative expenses	234,861	-

Total	$593,749	$-

See accompanying notes to financial statements.

Symbollon Pharmaceuticals, Inc.

Statements of Stockholders’ Equity

	Common Stock				Common
	$.001 Par Value		Additional		Stock
	Class A		Paid-in	Accumulated	Subscriptions
	Shares	Amount	Capital	Deficit	Receivable	Total

Balance, December 31, 2002	4,196,204	$4,196	$11,435,193	$(8,890,547)	$(834,560)	$1,714,282
Net loss for the year	-	-	-	(628,123)	-	(628,123)

Balance, December 31, 2003	4,196,204	4,196	11,435,193	(9,518,670)	(834,560)	1,086,159
Issuance of Shares – Acquired Research	550,000	550	934,450	-	-	935,000
Issuance of Shares – Equity Line	6,865	7	9,918	-	-	9,925
Issuance of Shares – Private Placement	1,261,692	1,262	820,355	-	-	821,617
Issuance of Shares – Consultants	100,000	100	148,900	-	-	149,000
Stock Based Compensation			593,749	-	-	593,749
Net loss for the year	-	-	-	(2,647,108)	-	(2,647,108)

Balance, December 31, 2004	6,114,761	$6,115	$13,942,565	$(12,165,778)	$(834,560)	$948,342

See accompanying notes to financial statements.

Symbollon Pharmaceuticals, Inc.

Statements of Cash Flows

	Year Ended
	December 31,
	2004	2003
Cash flows from operating activities:

Net loss	$(2,647,108)	$(628,123)
Adjustments to reconcile net loss to net cash used in
operating activities:
Stock-based compensation	593,749	-
Issuance of common stock and options for services rendered	336,317	-
Issuance of common stock for acquired research and development	935,000	-
Depreciation and amortization	53,726	46,534
Changes in operating assets and liabilities:
Accounts receivable	100,189	810
Inventory	(48,887)	10,746
Prepaid expenses	(160,875)	31,809
Accounts payable and other current liabilities	32,781	(1,274)
Net cash used in operating activities	(805,108)	(539,498)

Cash flows from investing activities:

Purchase of equipment and leasehold improvements	(1,442)	-
Patent and trademark cost additions	(28,448)	(87,211)
Net cash used in investing activities	(29,890)	(87,211)

Cash flows from financing activities:

Issuance of common stock and warrants	644,225	-
Net cash provided by (used in) financing activities	644,225	-

Net decrease in cash and cash equivalents	(190,773)	(626,709)

Cash and cash equivalents, beginning of period	617,897	1,244,606

Cash and cash equivalents, end of period	$427,124	$617,897

Supplemental information:
There were no payments made for interest or income taxes during 2004 or 2003.
See accompanying notes to financial statements.

Symbollon Pharmaceuticals, Inc.

Notes to Financial Statements

1. Description of Business and Basis of Presentation
Symbollon Pharmaceuticals, Inc. (formerly Symbollon Corporation) was formed to develop and commercialize proprietary iodine-based products for infection control and treatment in biomedical and bioagricultural industries.

The success of future operations is subject to a number of risks similar to those of other companies in the same stage of development. Principal among these risks are the Company’s cumulative operating losses, no assurance of profitable future operations, early state of market development, competition from substitute products or larger companies, dependence on key personnel and the uncertainty of additional future financing as needed.

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of our company as a going concern. We had net losses of $2,647,108 and $628,123 and negative cash flows from operations of $805,108 and $539,498 for the years ended December 31, 2004 and 2003, respectively. At December 31, 2004, we had an accumulated deficit of $12,165,778 and working capital of $521,900. These factors raise substantial doubt as to our ability to continue as a going concern.

The application of the going concern concept is dependent upon our ability to receive continued financial support from our creditors, stockholders and external investors and securing a partner to help complete the development and commercialization of IoGen. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities in other than the normal course of operations. Management plans to obtain equity and debt financing from external investors and to actively pursue a partner to help complete the development and commercialization of IoGen.

Management believes the plan described above will be sufficient to meet our liabilities and commitments as they become payable over the next twelve months. There can be no assurance that management's plan will be successful. Failure to obtain the support of additional external investors to finance our operations will cause us to curtail operations and impair our ability to continue as a going concern.

Symbollon Pharmaceuticals, Inc.

Notes to Financial Statements

2. Summary of Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents	Cash and cash equivalents include short-term, highly liquid investments with maturities of less than three months when acquired.
Concentration of Credit Risks
The Company has one customer. The Customer’s financial condition is reviewed on an ongoing basis, and collateral is not required. The Company believes a reserve for potential credit losses is not necessary as of December 31, 2004 and 2003.

Account Receivable and Allowance for Doubtful Accounts
Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations of its customer’s financial condition and generally does not require collateral. Senior management reviews accounts receivable on a periodic basis to determine if any receivables will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible, if any, in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to the Company, it believes an allowance for doubtful accounts is not necessary as of December 31, 2004 and 2003. However, actual write-offs might exceed the Company’s estimates.

Inventory	Inventory is stated at the lower of cost (determined on a first-in, first-out basis) or market.

Long-Lived Assets
Long-lived assets, such as intangible assets and property and equipment are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets are written down to fair value. The Company does not believe that any of its long-lived assets are impaired at December 31, 2004 or 2003.

Symbollon Pharmaceuticals, Inc.

Notes to Financial Statements

2. Summary of Significant Accounting Policies (Continued)
Depreciation and Amortization
Equipment is stated at cost and is depreciated over its estimated useful life (ranging from 5-7 years) using the straight-line method. Leasehold improvements are stated at cost and are being amortized by the straight-line method over the 10 year term of the lease which is less than their estimated useful lives.

Intangible Assets
Intangible assets subject to amortization consist of patents and trademarks that have estimated useful lives ranging from 13-17 years and a weighted average useful life of 11.3 years. Costs related to patent applications are capitalized as incurred and are amortized once the patent application is accepted or are expensed if the application is rejected or there are other circumstances that indicate that the asset is impaired (as described above).

Income Taxes
The Company follows the liability method of accounting for income taxes, as set forth in SFAS No. 109, “Accounting For Income Taxes.” Under this method, deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amount and the tax basis of assets and liabilities. The Company records a valuation allowance against deferred tax assets unless it is more likely than not that such asset will be realized in future periods.

Fair value of Financial Instruments	The carrying amounts of cash and cash equivalents, accounts receivable, other current assets and accounts payable approximate fair value based on their short-term maturities.
Revenue Recognition
The Company recognizes revenue from its product sales in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition.” Under these guidelines, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services rendered, the price is fixed or determinable and payment is reasonably assured.

Research and Development
Research and development costs are expensed as incurred. On May 28, 2004, the Company completed the acquisition of certain assets of Mimetix Inc., a privately held company, and other related parties associated with their iodine drug development efforts in women’s healthcare for 550,000 shares of Symbollon’s Class A common stock. The assets primarily consisted of clinical trials results and data with no future alternative use to the Company. Accordingly, the cost of $935,000 is included as research and development costs in the accompanying statement of operations.

Symbollon Pharmaceuticals, Inc.

Notes to Financial Statements

2. Summary of Significant Accounting Policies (Continued)
Stock-Based Compensation
The Company accounts for its stock-based compensation plan using the intrinsic value method. The Company provides pro forma disclosures for compensation expense under the fair value method of SFAS No. 123, “Accounting for Stock-Based Compensation,” and SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” If the Company had elected to recognize compensation cost for the plans based on the fair value at the grant date for awards granted under the plans, consistent with the method prescribed by SFAS No. 123, the effect on net loss and earnings per share would have been as follows:

December 31,	2004	2003

Net loss	$(2,647,108)	$(628,123)

Add: Stock-based employee compensation
expense included in reported net income,
net of related tax effects	593,749	-

Deduct: Total stock-based employee
compensation determined under fair
value method of all awards, net of
related tax effects	(79,379)	(53,412)

Basic and diluted loss per share	$(2,132,738)	$(681,535)

Basic and diluted loss per share:
As reported	$(.53)	$(.15)
Pro forma	$(.43)	$(.16)

The fair value of the Company’s stock options used to compute the pro forma net loss and net loss per share disclosures is the estimated value at grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2004 and 2003, respectively: dividend yield of 0% for both years; expected volatility of between 260% and 270% and 270%, respectively; a risk-free interest rate of 4.00% and between 2% and 5%, respectively, and an expected holding period of 8 to 9 years and 3 to 9 years, respectively.

Symbollon Pharmaceuticals, Inc.

Notes to Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Loss Per Share
The Company follows SFAS No. 128, “Earnings per Share.” Under SFAS No. 128, basic earnings per share excludes the effect of any dilutive options, warrants or convertible securities and is computed by dividing the net loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing the net loss available to common shareholders by the sum of the weighted average number of common shares and common share equivalents computed using the average market price for the period under the treasury stock method.

Recent Accounting Standards
In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” In December 2003, the Financial Accounting Standards Board revised FIN 46 by issuing Interpretation No. 46R. FIN 46R clarifies the requirements for consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46R applies immediately to variable interest entities created after December 31, 2003. It applies in the first fiscal year beginning after December 15, 2004, to all variable interest entities that are subject to this Interpretation. The adoption of FIN 46R did not have a material effect on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS NO. 123(R), “Share Based Payment.” This statement is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” and supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services or incurs a liability in exchange for goods and services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. It requires an entity to measure the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize that cost over the service period. This statement is effective for small business issuers in the first interim or annual period beginning after December 15, 2005. Accordingly, the Company will adopt its provisions effective January 1, 2006. The Company has not yet determined the impact that adoption of this statement will have on its consolidated financial position or results of operations.

3. Inventory	Inventory consists of the following:

December 31,	2004	2003

Raw materials	$72,092	$23,896
Finished goods	691	-
	$72,783	$23,896

4. Equipment and Leasehold Improvement	Equipment and leasehold improvements are stated at cost and consist of the following:

December 31,	2004	2003

Equipment and fixtures	$191,460	$ 190,018
Leasehold improvements	63,146	63,146

	254,606	253,164
Less accumulated depreciation and
amortization	216,254	196,678

Equipment and leasehold improvements, net	$ 38,352	$ 56,486

Depreciation expense for the years ended December 31, 2004 and 2003 totaled $19,576 and $19,984, respectively.

5. Patent and Trademark Costs	Patent and trademark costs consist of the following:

December 31,	2004	2003

Patent costs	$513,521	$485,074
Trademark costs	2,444	2,444
	515,965	487,518
Less accumulated amortization	130,239	96,089
Patent and trademark cost, net	$385,726	$391,429

Amortization expense related to these assets is estimated to be approximately $35,100 per year in fiscal years 2005 through 2009. Amortization expense for the years ended December 31, 2004 and 2003 totaled $34,150 and $26,550, respectively.

Symbollon Pharmaceuticals, Inc.

Notes to Financial Statements

6. Stockholders’ Equity
Capital Stock
The Company has authorized 18,750,000 shares of Class A common stock, 1,250,000 shares of Class B common stock and 5,000,000 shares of preferred stock. The Class A and Class B common stock are substantially identical except that holders of Class A common stock have the right to cast one vote for each share held and the Class B shareholders have the right to cast five votes for each share held. As of December 31, 2004 and 2003, there were no shares of Class B common stock issued and outstanding. The preferred stock may be issued in series, and shares of each series will have such rights and preferences as are fixed by the Company’s Board of Directors. As of December 31, 2004 and 2003, there were no shares of preferred stock issued and outstanding.

Issuance of Common Stock and Common Stock Purchase Warrants
On September 1, 2004, the Company sold in a private placement to accredited investors 1,261,692 shares of Class A common stock and 630,846 redeemable warrants for $634,300 in cash and $185,800 in prepaid services for manufacturing, consulting and clinical trial expenses. Officers and directors of the Company invested $127,000 of the cash raised as part of the private placement on the same terms and conditions as the third party investors.

The redeemable warrants entitle the holder thereof to purchase at any time up to February 28, 2006 a share of Class A common stock at a price of sixty-five cents ($0.65) per share. The redeemable warrants may be redeemed by Symbollon at its sole option for $0.01 per warrant in the event that the closing bid price of the Class A common stock over twenty successive trading days is equal to or greater than $3.50, subject to the holder’s right to exercise.

The Company accounts for certain of the shares and warrants issued for prepaid services under Emerging Task Force Issue 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (EITF 96-18). Accordingly, the Company has recognized approximately $48,250 and $72,000 of expense related to these shares and warrants for the year ended December 31, 2004 included in general and administrative expenses and research and development expenses, respectively, in the accompanying statement of operations.

In January, 2004 the Company issued options to purchase 50,000 shares of common stock at $0.25 per share to a consultant hired by the Company. The options vested 25,000 on June 30, 2004 and 25,000 on December 31, 2004. Pursuant to the consulting agreement, the first traunche of 25,000 shares was issued for no cash consideration, as the $6,250 exercise price was earned as a bonus for services rendered, because the Company’s average closing price for the three months ended June 30, 2004 was greater than $0.50 per share. The second traunche of 25,000 shares was also exercised for no cash consideration as the $6,250 exercise price was earned as a bonus for services rendered, because the Company’s average common stock closing price for the three months ended December 31, 2004 was greater than $0.75 per share. The Company accounts for these options under Emerging Task Force Issue 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (EITF 96-18). Accordingly, the Company has recognized approximately $78,750 of expense related to these options for the year ended December 31, 2004, included in general and administrative expenses in the accompanying statement of operations.

On December 1, 2004, we entered into a services agreement with a doctor. In accordance with the service agreement, and as consideration for the services to be provided by the doctor, we agreed to issue 5,000 shares of Class A common stock upon execution, and on each of the first and second anniversaries of the agreement. The Company accounts for these shares under Emerging Task Force Issue 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (EITF 96-18). Accordingly, the Company has recognized approximately $7,250 of expense related to these shares for the year ended December 31, 2004, included in research and development expenses in the accompanying statement of operations.

On December 16, 2004, we entered into a services agreement with CEOcast, Inc. In accordance with the service agreement, and as partial consideration for the services provided by CEOcast, Inc., we agreed to issue 45,000 shares of Class A common stock upon execution. The Company accounts for these shares under Emerging Task Force Issue 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (EITF 96-18). Accordingly, the Company has recognized approximately $5,250 of expense related to these shares for the year ended December 31, 2004, included in general and administrative expenses in the accompanying statement of operations.

Symbollon Pharmaceuticals, Inc.

Notes to Financial Statements

6. Stockholders’ Equity (Continued)
Common Stock Subscriptions Receivable
In January 2001, certain officers of the Company entered into Promissory Notes and Pledge Agreements (the “Notes”) with the Company totaling $834,560 in exchange for 462,895 shares of Class A common stock acquired through the exercise of vested stock options. The Notes bear interest at a fixed rate of 5.61% and are due in full on December 31, 2005. The Notes are collateralized by the 462,895 shares of Class A common stock and the Company has full recourse to pursue collection in the event of default. The Company’s recourse may be limited to the pledged stock in the event that the officer is no longer employed with the Company and if the then market value of the pledged stock is less than the outstanding principal and accrued but unpaid interest on the officer’s Note. The Company accounts for the Notes under FIN 44 “Accounting for Certain Transactions Involving Stock Compensation (an interpretation of APB Opinion No. 25)” (FIN 44) and Emerging Issues Task Force Issue No. 00-23 “Issues Related to the Accounting of Stock Compensation Under APB Opinion No. 25 and FASB Interpretation 44” as variable arrangements. Pursuant to these pronouncements, no compensation cost was recognized in 2004 or 2003.

Investment Agreement
On October 1, 2003, the Company entered into an Investment Agreement with Dutchess Private Equities Fund, L.P. (Dutchess). Pursuant to the Investment Agreement, the Company may, at its discretion, periodically put to Dutchess shares of its Class A common stock at a price equal to 95% of the average of the three lowest closing bid prices on the Over-the-Counter Bulletin Board for the five days immediately following the date that the Company gives its notice to Dutchess of its intention to put such stock.

Subject to a $1 million per put cap, the maximum amount of each put exercise is equal to, at the Company’s election (i) 200% of the average daily volume of the Class A common stock for the 20 trading days prior to the applicable put notice multiplied by the average of the three daily closing bid prices immediately preceding the date of the put, or (ii) $10,000.

The Company may continue to put shares to Dutchess until October 17, 2006 or Dutchess has paid a total of $10 million, whichever occurs first. During June 2004 the Company put 6,865 shares to Dutchess for proceeds of $9,925.

7. Stock Plans
The Company has adopted three stock plans: a stock option plan, an employee stock purchase plan and a nonemployee directors’ stock option plan.

The stock option plan provides for the grant of incentive stock options, nonqualified stock options and stock appreciation rights. The Company has reserved 1,600,000 shares for issuance under this plan.

Symbollon Pharmaceuticals, Inc.

Notes to Financial Statements

7. Stock Plans (Continued)
The employee stock purchase plan provides for the purchase of Class A common stock at 85 percent of the fair market value at specific dates, to encourage stock ownership by all eligible employees. During the years ended December 31, 2004 and 2003, the Company did not issue any shares under the stock purchase plan. The stock purchase plan expired on June 30, 2004.

On May 17, 1995 the Company adopted a nonemployee directors’ stock option plan that provides for the grant of nonstatutory stock options automatically on January 1 of each calendar year commencing on January 1, 1996. The Company has reserved 100,000 shares for issuance under the plan. Each outside director shall be granted an option to purchase 2,500 shares of Class A common stock at fair market value, vesting 50% on each of the first two anniversaries of the grant.

Under the above plans 521,355 shares are available for future grant or purchase.

The Company had the following option activity under the stock option plan and the nonemployee directors’ stock option plan in 2004 and 2003:

		Weighted-Average
		Exercise Price
	Shares	Per Share

Balance, December 31, 2002	747,500	$4.50
Granted	607,500	0.28
Exercised	-	-
Cancelled	(690,000)	4.71

Balance, December 31, 2003	665,000	0.44
Granted	82,500	1.65
Exercised	-	-
Cancelled	-	-

Balance, December 31, 2004	747,500	$0.56

Symbollon Pharmaceuticals, Inc.

Notes to Financial Statements

7. Stock Plans (Continued)	All options outstanding at December 31, 2004 are categorized by the following ranges in the table below:

		Weighted-
	Weighted -	Average
	Average	Remaining
Share	Exercise	Contractual	Number of
Price Range	Price	Life (years)	Shares

$0.28 to $1.00	$0.27	4.0	615,000
$1.00 to $5.00	$1.85	7.2	132,500

			747,500

All options exercisable at December 31, 2004 are categorized by the following ranges in the table below:

		Weighted-
	Weighted -	Average
	Average	Remaining
Share	Exercise	Contractual	Number of
Price Range	Price	Life (years)	Shares

$0.28 to $1.00	$0.28	3.9	403,750
$1.00 to $5.00	$2.11	4.3	57,500

			461,250

All options exercisable at December 31, 2003 are categorized by the following ranges in the table below:

		Weighted-
	Weighted -	Average
	Average	Remaining
Share	Exercise	Contractual	Number of
Price Range	Price	Life (years)	Shares

$0.28 to $1.00	$0.28	4.9	200,000
$1.00 to $5.00	$2.12	5.1	53,750

			253,750

Symbollon Pharmaceuticals, Inc.

Notes to Financial Statements

7. Stock Plans (Continued)	The weighted-average fair value of options granted during the years ended December 31, 2004 and 2003 was $1.52 and $0.25 per share, respectively.

In November 2003, the Company's Board of Directors authorized the repricing of employee options, canceling 690,000 options with exercise prices ranging from $1.94 to $9.06 and issuing options to purchase 600,000 shares of common stock at $0.28 per share, which was above the market value on the date of the repricing. These options are subject to variable plan accounting, as defined by FIN 44. The repriced options have been reflected as grants and cancellations in the stock option activity for the year ended December 31, 2003. As prescribed by the provisions of FIN 44 the Company will remeasure the intrinsic value of the repriced options, through the earlier of the date of exercise, cancellation or expiration, at each reporting date. As of December 31, 2004, the Company has recognized compensation expense of $593,749 related to the repriced options.

8. Loss Per Share
The Company’s basic and diluted net loss per share of common stock for the years ended December 31, 2004 and 2003 is computed by dividing the net loss by the weighted average number of common shares outstanding during the period.

The following table summarizes securities that were outstanding as of December 31, 2004 and 2003 but not included in the calculation of diluted net loss per share because such shares are antidilutive:

December 31,	2004	2003

Stock options	747,500	665,000
Stock warrants	630,846	-

9. Income Taxes	The following table summarizes the significant differences between the benefit that would be recognized under the United States federal statutory tax rate and the Company’s effective tax rate for financial statement purposes:

December 31,	2004	2003

United States statutory tax rate	34%	34%
State taxes, net of United States
federal tax benefit	6%	6%

Valuation allowance provided against net
operating loss carry forwards and tax credits	(40%)	(40%)

Effective tax rate	- %	- %

Symbollon Pharmaceuticals, Inc.

Notes to Financial Statements

9. Income Taxes (Continued)
Deferred income taxes reflect the impact of “temporary differences” between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Deferred tax assets are comprised of the following:

December 31,	2004	2003

Tax credit carryforwards	$ 458,000	$ 393,000
Net operating loss carryforwards	4,783,000	3,716,000

Gross deferred tax asset	5,241,000	4,109,000

Deferred tax assets valuation
allowance	(5,241,000)	(4,109,000)

Net deferred tax assets	$ -	$ -

As of December 31, 2004 and 2003, the deferred tax assets have been fully offset by valuation allowances, since the realization of such amounts is uncertain. The change in the valuation allowance during 2004 and 2003 was $1,132,000 and $268,000, respectively.

As of December 31, 2004, the Company has net operating loss carryforwards totaling approximately $11,956,000. The amount of the net operating loss carryforwards which may be utilized in any future period may be subject to certain limitations, based upon changes in the ownership of the Company’s common stock.

The following is a breakdown of the net operating loss expiration period:

Expiration Date	Remaining NOL

2008	$ 743,000
2009	1,514,000
2010	1,374,000
2011	921,000
2018	897,000
2019	739,000
2020	476,000
2021	1,387,000
2022	612,000
2023	638,000
2024	2,655,000

$ 11,956,000

Symbollon Pharmaceuticals, Inc.

Notes to Financial Statements

9. Income Taxes (Continued)
In addition, the Company has available tax credit carryforwards (adjusted to reflect provisions of the Tax Reform Act of 1986) of approximately $458,000, which are available to offset future taxable income and income tax liabilities, when earned or incurred. These amounts expire in various years through 2024.

10. Commitments
Facilities Lease
The Company leases its research facilities under an operating lease that expires on August 31, 2007. The lease requires payment of real estate taxes and other common area maintenance expenses. Rent expense for the years ended December 31, 2004 and 2003 was approximately $37,000 and $36,000, respectively.

Future minimum rental payments due are as follows:

Year ending December 31,	Total

2005	$ 38,000
2006	40,000
2007	27,000

$ 105,000

Employment Agreements
The Company has employment agreements with its principal officers providing for minimum base compensation and severance pay which expire December 31, 2005. For the years ended December 31, 2004 and 2003, the aggregate amount paid under these agreements was $440,000 per year. The employment agreements provide for inflationary adjustments and are subject to other increases based on the Board of Directors’ approval. Minimum amounts to be paid under these agreements total approximately $440,000 per year.

Royalty Agreement
A royalty agreement with one of the inventors who assigned certain patent rights to the Company provides for royalties based on a percentage of the licensing revenues received by the Company from products falling within the scope of the patent rights. The percentage varies from 1.5% to 5% depending on the gross revenues received, with maximum royalty payments under the agreement not to exceed $2,884,000. Through December 31, 2004 no royalties have been earned under this agreement.

Symbollon Pharmaceuticals, Inc.

Notes to Financial Statements

10. Commitments (Continued)
Consulting Agreements
The Company has entered into various scientific advisory and consulting agreements to support its development activities. These agreements generally expire over several future years. Amounts charged to operations in connection with these agreements for the years ended December 31, 2004 and 2003 amounted to approximately $90,000 and $48,000, respectively.

Finder’s Fees
The Company has entered into agreements to pay finders’ fees for agreements entered into with certain companies for investment or revenue purposes. The finders’ fees are based on a percentage of the investment or revenue. No amounts were paid or accrued pursuant to any of these agreements during 2003 or 2004.

Employee Benefit Plan
Effective January 1, 1999, the Company established a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) IRA plan covering substantially all of its employees. The Company makes contributions to the plan at the discretion of the Board of Directors based upon a percentage of employee compensation as provided by the terms of the plan. The Company did not make any contributions to the plan for the year ended December 31, 2004 and approximately $13,200 for the year ended December 31, 2003.

11. Major Customers
For the years ended December 31, 2004 and 2003, the Company has generated its revenue from one customer, its exclusive marketing partner for its bovine teat sanitizer. Net product sales by geographic area are as follows:

Year ended December 31,	2004	2003

United States	$ 120,010	$ 221,588
United Kingdom	39,500	49,184

	$ 159,510	$ 270,772

12. Related Party Transactions
A member of the Board of Directors provides legal services to the Company. Amounts paid for legal services rendered by the director, either individually or through his firm, totaled approximately $2,000 and $99,000 for the years ended December 31, 2004 and 2003, respectively.

The Company exchanges office space for services with a company owned by the spouse and in-law of one of the Company’s officers and directors. The officer and director is also a director in the other company. The estimated annual value for 2004 and 2003 of the relationship is $9,600 for each year.

Symbollon Pharmaceuticals, Inc.

Condensed Balance Sheets

	March 31,
	2005	December 31,
	(unaudited)	2004

Assets

Current assets:
Cash and cash equivalents	$153,833	$427,124
Accounts receivable	11,513	-
Inventory	97,295	72,783
Prepaid expenses	102,294	188,469

Total current assets	364,935	688,376

Equipment and leasehold improvements, net of
accumulated depreciation and amortization	33,868	38,352

Other assets:
Patent and trademark costs, net of accumulated
amortization	381,217	385,726
Deposit	2,364	2,364

	$782,384	$1,114,818

Symbollon Pharmaceuticals, Inc.

Condensed Balance Sheets

(Continued)

	March 31,
	2005	December 31,
	(unaudited)	2004

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable	$31,527	$21,326
Accrued clinical development expenses	88,842	125,327
Other current liabilities	24,769	19,823

Total current liabilities	145,138	166,476

Commitments (Notes 6, 7 and 10)

Stockholders’ equity:
Common stock, Class A, par value $.001 per share, 18,750,000 shares
authorized, 6,114,761 shares issued and outstanding	6,115	6,115
Convertible common stock, Class B, par value $.001
per share, 1,250,000 shares authorized and unissued	-	-
Preferred stock, par value $.001 per share, 5,000,000 shares
authorized and unissued	-	-
Additional paid-in capital	13,815,016	13,942,565
Accumulated deficit	(12,349,325)	(12,165,778)

	1,471,806	1,782,902
Common stock subscriptions receivable	(834,560)	(834,560)

Total stockholders' equity	637,246	948,342

	$782,384	$1,114,818

See accompanying notes to condensed financial statements.

Symbollon Pharmaceuticals, Inc.

Condensed Statements of Operations

(unaudited)

	Three Months Ended
	March 31,
	2005	2004

Revenue:
Net product sales	$11,513	$60,080

Operating expenses:
Cost of goods sold	9,551	51,371
Research and development costs	122,657	97,359
General and administrative expenses	179,267	143,344
Stock-based compensation from repriced options (1)	(115,415)	393,334

Total operating expenses	196,060	685,408

Loss from operations	(184,547)	(625,328)

Interest income	1,000	1,284

Net loss	$(183,547)	$(624,044)

Basic and diluted net loss per share of
common stock	$(0.03)	$(0.15)

Weighted average number of common shares
outstanding - basic and diluted	6,114,761	4,196,204

(1) The following summarizes the allocation of
stock-based compensation:
Cost of goods sold	$(45,653)	$196,667
Research and development costs	(42,820)	65,556
General and administrative expenses	(26,942)	131,111

Total	$(115,415)	$393,334

See accompanying notes to financial statements.

Symbollon Pharmaceuticals, Inc.

Condensed Statements of Cash Flows

(unaudited)

	Three Months Ended
	March 31,
	2005	2004
Cash flows from operating activities:

Net loss	$(183,547)	$(624,044)
Adjustments to reconcile net loss to net cash used in
operating activities:
Stock-based compensation	(115,415)	393,334
Issuance of common stock and options for services rendered	(12,134)	21,875
Depreciation and amortization	13,341	13,231
Changes in operating assets and liabilities:
Accounts receivable	(11,513)	40,109
Inventory	(24,512)	(54,130)
Prepaid expenses	86,175	7,435
Accounts payable and other current liabilities	(21,338)	26,524
Net cash used in operating activities	(268,943)	(175,666)

Cash flows from investing activities:

Purchase of equipment and leasehold improvements	-	(533)
Patent and trademark cost additions	(4,348)	(9,995)
Net cash used in investing activities	(4,348)	(10,528)

Net decrease in cash and cash equivalents	(273,291)	(186,194)

Cash and cash equivalents, beginning of period	427,124	617,897

Cash and cash equivalents, end of period	$153,833	$431,703

Supplemental information:
There were no payments made for interest or income taxes during 2005 or 2004.
See accompanying notes to financial statements.

Symbollon Pharmaceuticals, Inc.

Notes to Condensed Financial Statements

(unaudited)

1. Description of Business and Basis of Presentation
Symbollon Pharmaceuticals, Inc. (formerly Symbollon Corporation) was formed to develop and commercialize proprietary iodine-based products for infection control and treatment in biomedical and bioagricultural industries.

The success of future operations is subject to a number of risks similar to those of other companies in the same stage of development. Principal among these risks are our cumulative operating losses, no assurance of profitable future operations, early state of market development, competition from substitute products or larger companies, dependence on key personnel and the uncertainty of additional future financing as needed.

Our consolidated financial statements for the year ended December 31, 2004 have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of our company as a going concern. We had net losses of $2,647,108 and negative cash flows from operations of $805,108 for the year ended December 31, 2004. At March 31, 2005, we have an accumulated deficit of $12,349,325 and working capital of $219,797. These factors raise substantial doubt as to our ability to continue as a going concern.

The application of the going concern concept is dependent upon our ability to receive continued financial support from our creditors, stockholders and external investors and securing a partner to help complete the development and commercialization of IoGen™. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities in other than the normal course of operations. Management plans to obtain equity and debt financing from external investors and to actively pursue a partner to help complete the development and commercialization of IoGen.

Management believes the plan described above, if executed, will be sufficient to meet our liabilities and commitments as they become payable over the remainder of 2005. While there can be no assurance that management's plan will be successful, we were able to secure a corporate partner to help complete the development and commercialization of IoGen in April 2005 (see Note 6). Failure to obtain the support of additional external investors to finance our operations will cause us to curtail operations and impair our ability to continue as a going concern.

Symbollon Pharmaceuticals, Inc.

Notes to Condensed Financial Statements
(unaudited)

2. Summary of Significant Accounting Policies
The accompanying unaudited financial statements do not contain all of the disclosures required by generally accepted accounting principles and should be read in conjunction with the financial statements and related notes included in our Form 10-KSB for the year ended December 31, 2004 filed with the Securities and Exchange Commission.

In the opinion of management, the financial statements reflect all adjustments, all of which are of a normal recurring nature, to fairly present our financial position, results of operations and cash flows. The results of operations for the three-month period ended March 31, 2005 are not necessarily indicative of the results to be expected for the full year.

The accounting policies that management believes are most critical to aid in fully understanding and evaluating our reported financial results include the following:

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents	Cash and cash equivalents include short-term, highly liquid investments with maturities of less than three months when acquired.
Concentration of Credit Risks
The Company has one customer. The Customer’s financial condition is reviewed on an ongoing basis, and collateral is not required. The Company believes a reserve for potential credit losses is not necessary as of March 31, 2005 and December 31, 2004.

Account Receivable and Allowance for Doubtful Accounts
Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations of its customer’s financial condition and generally does not require collateral. Senior management reviews accounts receivable on a periodic basis to determine if any receivables will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible, if any, in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to the Company, it believes an allowance for doubtful accounts is not necessary as of March 31 2005 and December 31, 2004. However, actual write-offs might exceed the Company’s estimates.

Inventory	Inventory is stated at the lower of cost (determined on a first-in, first-out basis) or market.

Symbollon Pharmaceuticals, Inc.

Notes to Condensed Financial Statements
(unaudited)

2. Summary of Significant Accounting Policies (Continued)
Long-Lived Assets
Long-lived assets, such as intangible assets and property and equipment are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets are written down to fair value. The Company does not believe that any of its long-lived assets are impaired at March 31, 2005 or December 31, 2004.

Depreciation and Amortization
Equipment is stated at cost and is depreciated over its estimated useful life (ranging from 5-7 years) using the straight-line method. Leasehold improvements are stated at cost and are being amortized by the straight-line method over the 10 year term of the lease which is less than their estimated useful lives.

Intangible Assets
Intangible assets subject to amortization consist of patents and trademarks that have estimated useful lives ranging from 13-17 years and a remaining weighted average useful life of 11.3 years. Costs related to patent applications are capitalized as incurred and are amortized once the patent application is accepted or are expensed if the application is rejected or there are other circumstances that indicate that the asset is impaired (as described above).

Income Taxes
The Company follows the liability method of accounting for income taxes, as set forth in SFAS No. 109, “Accounting For Income Taxes.” Under this method, deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amount and the tax basis of assets and liabilities. The Company records a valuation allowance against deferred tax assets unless it is more likely than not that such asset will be realized in future periods.

Fair value of Financial Instruments	The carrying amounts of cash and cash equivalents, accounts receivable, other current assets and accounts payable approximate fair value based on their short-term maturities.
Revenue Recognition
The Company recognizes revenue from its product sales in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition.” Under these guidelines, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services rendered, the price is fixed or determinable and payment is reasonably assured.

Research and Development	Research and development costs are expensed as incurred.

Symbollon Pharmaceuticals, Inc.

Notes to Condensed Financial Statements
(unaudited)

2. Summary of Significant Accounting Policies (Continued)
Stock-Based Compensation
The Company accounts for its stock-based compensation plans using the intrinsic value method. The Company provides pro forma disclosures for compensation expense under the fair value method of SFAS No. 123, “Accounting for Stock-Based Compensation,” and SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” If the Company had elected to recognize compensation cost for the plans based on the fair value at the grant date for awards granted under the plans, consistent with the method prescribed by SFAS No. 123, the effect on net loss and earnings per share would have been as follows:

For the Three Months Ended March 31,	2005	2004

Net loss	$ (183,547)	$ (624,044)

Add: Stock-based employee compensation
expense included in reported net income,
net of related tax effects	(115,415)	393,334

Deduct: Total stock-based employee
compensation determined under fair
value method of all awards, net of
related tax effects	(44,374)	(12,111)

Basic and diluted loss per share	$ (343,336)	$ (242,821)

Basic and diluted loss per share:
As reported	$ (.03)	$ (.15)
Pro forma	$ (.06)	$ (.06)

The fair value of the Company’s stock options used to compute the pro forma net loss and net loss per share disclosures is the estimated value at grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2005 and 2004, respectively: dividend yield of 0% for both years; expected volatility of 236% and between 260% and 270%, respectively; a risk-free interest rate of between 3.93 and 4.18 and 4.00%, respectively, and an expected holding period of 8 to 9 years for both years.

Symbollon Pharmaceuticals, Inc.

Notes to Condensed Financial Statements
(unaudited)

2. Summary of Significant Accounting Policies (Continued)
Stock-Based Compensation (Continued)
In December 2004, the FASB issued SFAS NO. 123(R), “Share Based Payment.” This statement is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” and supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services or incurs a liability in exchange for goods and services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. It requires an entity to measure the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize that cost over the service period. This statement is effective for small business issuers in the first interim or annual period beginning after December 15, 2005. Accordingly, the Company will adopt its provisions effective January 1, 2006. The Company has not yet determined the impact that adoption of this statement will have on its consolidated financial position or results of operations.

Loss Per Share
The Company follows SFAS No. 128, “Earnings per Share.” Under SFAS No. 128, basic earnings per share excludes the effect of any dilutive options, warrants or convertible securities and is computed by dividing the net loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing the net loss available to common shareholders by the sum of the weighted average number of common shares and common share equivalents computed using the average market price for the period under the treasury stock method.

3. Stockholders’ Equity
Capital Stock
The Company has authorized 18,750,000 shares of Class A common stock, 1,250,000 shares of Class B common stock and 5,000,000 shares of preferred stock. The Class A and Class B common stock are substantially identical except that holders of Class A common stock have the right to cast one vote for each share held and the Class B shareholders have the right to cast five votes for each share held. As of March 31, 2005 and December 31, 2004, there were no shares of Class B common stock issued and outstanding. The preferred stock may be issued in series, and shares of each series will have such rights and preferences as are fixed by the Company’s Board of Directors. As of March 31, 2005 and December 31, 2004, there were no shares of preferred stock issued and outstanding.

Symbollon Pharmaceuticals, Inc.

Notes to Condensed Financial Statements
(unaudited)

3. Stockholders’ Equity (Continued)

Issuance of Common Stock and Common Stock Purchase Warrants
On September 1, 2004, the Company sold in a private placement to accredited investors 1,261,692 shares of Class A common stock and 630,846 redeemable warrants for $634,300 in cash and $185,800 in prepaid services for manufacturing, consulting and clinical trial expenses. Officers and directors of the Company invested $127,000 of the cash raised as part of the private placement on the same terms and conditions as the third party investors.

The redeemable warrants entitle the holder thereof to purchase at any time up to February 28, 2006 a share of Class A common stock at a price of sixty-five cents ($0.65) per share. The redeemable warrants may be redeemed by Symbollon at its sole option for $0.01 per warrant in the event that the closing bid price of the Class A common stock over twenty successive trading days is equal to or greater than $3.50, subject to the holder’s right to exercise.

The Company accounts for certain of the shares and warrants issued for prepaid services under Emerging Task Force Issue 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (EITF 96-18). Accordingly, the Company has recognized approximately $28,000 of expense related to these shares and warrants for the three months ended March 31, 2005 included in general and administrative expenses in the accompanying statement of operations.

On December 16, 2004, we entered into a services agreement with CEOcast, Inc. In accordance with the service agreement, and as partial consideration for the services provided by CEOcast, Inc., we agreed to issue 45,000 shares of Class A common stock upon execution of the agreement. The Company accounts for these shares under EITF 96-18. Accordingly, the Company has recognized approximately $31,500 of expense related to these shares for the three months ended March 31, 2005, included in general and administrative expenses in the accompanying statement of operations.

Symbollon Pharmaceuticals, Inc.

Notes to Condensed Financial Statements
(unaudited)

3. Stockholders’ Equity (Continued)
Common Stock Subscriptions Receivable
In January 2001, certain officers of the Company entered into Promissory Notes and Pledge Agreements (the “Notes”) with the Company totaling $834,560 relating to 462,895 shares of Class A common stock acquired through the exercise of vested stock options. The Notes bear interest at a fixed rate of 5.61% and are due in full on December 31, 2005. The Notes are collateralized by the 462,895 shares of Class A common stock and the Company has full recourse to pursue collection in the event of default. The Company’s recourse may be limited to the pledged stock in the event that the officer is no longer employed with the Company and if the then market value of the pledged stock is less than the outstanding principal and accrued but unpaid interest on the officer’s Note. The Company accounts for the Notes under FIN 44 “Accounting for Certain Transactions Involving Stock Compensation (an interpretation of APB Opinion No. 25)” (FIN 44) and Emerging Issues Task Force Issue No. 00-23 “Issues Related to the Accounting of Stock Compensation Under APB Opinion No. 25 and FASB Interpretation 44” as variable arrangements. Pursuant to these pronouncements, no compensation cost was recognized in the three months ended March 31, 2005 or 2004.

4. Stock Plans
The Company has adopted three stock plans: a stock option plan, an employee stock purchase plan and a nonemployee directors’ stock option plan.

The stock option plan provides for the grant of incentive stock options, nonqualified stock options and stock appreciation rights. The Company has reserved 1,600,000 shares for issuance under this plan.

The employee stock purchase plan provides for the purchase of Class A common stock at 85 percent of the fair market value at specific dates, to encourage stock ownership by all eligible employees. During the years ended December 31, 2004 and 2003, the Company did not issue any shares under the stock purchase plan. The stock purchase plan expired on June 30, 2004.

On May 17, 1995 the Company adopted a nonemployee directors’ stock option plan that provides for the grant of nonstatutory stock options automatically on January 1 of each calendar year commencing on January 1, 1996. The Company has reserved 100,000 shares for issuance under the plan. Each outside director shall be granted an option to purchase 2,500 shares of Class A common stock at fair market value, vesting 50% on each of the first two anniversaries of the grant.

Under the above plans 513,855 shares are available for future grant or purchase.

Symbollon Pharmaceuticals, Inc.

Notes to Condensed Financial Statements
(unaudited)

4. Stock Plans (Continued)
In November 2003, the Company's Board of Directors authorized the repricing of employee options, canceling 690,000 options with exercise prices ranging from $1.94 to $9.06 and issuing options to purchase 600,000 shares of common stock at $0.28 per share, which was above the market value on the date of the repricing. These options are subject to variable plan accounting, as defined by FIN 44. As prescribed by the provisions of FIN 44 the Company will remeasure the intrinsic value of the repriced options, through the earlier of the date of exercise, cancellation or expiration, at each reporting date. During the three months ended March 31, 2005 the Company reversed $115,000 of previously recognized compensation expense to reflect the decrease in the intrinsic value of the options. As of March 31, 2005, the Company has recognized aggregate compensation expense of $478,334 related to the repriced options.

5. Loss Per Share
The Company’s basic and diluted net loss per share of common stock for the three months ended March 31, 2005 and 2004 is computed by dividing the net loss by the weighted average number of common shares outstanding during the period.

The following table summarizes securities that were outstanding as of March 31, 2005 and 2004 but not included in the calculation of diluted net loss per share because such shares are antidilutive:

March 31,	2005	2004

Stock options	755,000	722,500
Stock warrants	630,846	-

6. Subsequent Events
Licensing Agreement
On April 12, 2005, Symbollon entered into an exclusive worldwide licensing and co-marketing agreement covering the use of IoGen for the treatment of cyclic pain and tenderness in humans with Bioaccelerate Holdings Inc. Under the terms of the agreement, Bioaccelerate will fund ongoing Phase III development of IoGen through its wholly owned subsidiary, Amilar Pharmaceuticals. Bioaccelerate has the primary responsibility for the commercialization of IoGen, and Symbollon will oversee the future clinical development efforts necessary to seek marketing approval for IoGen. The parties will share in any net profits upon commercialization.

Issuance of Common Stock
During May 2005, Symbollon sold 554,552 shares of Class A Common Stock for gross proceeds of $278,529 (aggregate net proceeds were $261,130) in an ongoing offering exclusively to foreign investors pursuant to Regulation S. The securities offered have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from registration requirements.

Please read this prospectus carefully. It describes our business, products and services, and financial condition and results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision. You should rely only on the information contained in this prospectus. The information contained in this prospectus is accurate only as of its date, regardless of the time this prospectus is delivered or that our securities are sold. Our selling security owner is offering to sell our securities and seeking offers to buy our securities only in jurisdictions where such offers and sales are permitted.
[GRAPHIC OMITED]
-------------------------------------- TABLE OF CONTENTS Page	2,955,433 Shares of Common Stock
Prospectus Summary…………...........................................................................................
Recent Developments……………………………….........................................................
Risk Factors………………….……….................................................................................
Special Note Regarding Forward-Looking Statements...................................................
Where You Can Find More Information…………….......................................................
Use of Proceeds………………………………………........................................................
Market For Our Common Stock and Related Stockholder Matters…………………..
Determination of Offering Price.........................................................................................
Dividend Policy....................................................................................................................
Selected Consolidated Financial Data...............................................................................
Management's Discussion and Analysis of
Financial Condition and Results of Operations...............................................................
Business.................................................................................................................................
Description of Property………………………....…….......................................................
Legal Proceedings………….….……………………..........................................................
Management…………….…..………………......................................................................
Executive Compensation……………….............................................................................
Certain Relationships and Related Transactions............................................................
Principal Stockholders.........................................................................................................
Selling Stockholders……………………………….............................................................
Plan of Distribution..............................................................................................................
Description of Capital Stock...............................................................................................
Shares Eligible for Future Sale............................................................................................
Transfer Agent and Registrar.............................................................................................
Legal Matters........................................................................................................................
Experts....................................................................................................................................
Change In and Disagreements With Accountants On Accounting and Financial Disclosure………………......................................................................................................
Index to Financial Statements.............................................................................................
3 5 6 13 13 14 14 15 15 15 16 21 30 30 30 33 36 36 37 40 42 43 44 44 45 45 F-1	-------------------------------------- PROSPECTUS --------------------------------------
--------------------------------------
Until [90 days from the date of effectiveness], all dealers effecting transactions in these securities may be required to deliver a Prospectus. This is in addition to the obligations of dealers to deliver a Prospectus when acting as underwriters.	,2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS.

Please refer to “MANAGEMENT - Limitations on Officer and Director Liability.”

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

We estimate that the approximate expenses in connection with this Registration Statement will be as follows:

SEC registration fee	$ 500
Legal fees and expenses	4,000
Accounting fees and expenses	2,000
Miscellaneous	3,500

Total	$10,000

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

The following is a list of the Registrant's securities sold within the three years prior to the date of the prospectus without registration under the Securities Act of 1933, as amended.

The Registrant granted options to purchase 697,500 shares our Common Stock to 7 employees and directors under the terms of the Registrant's employee stock option plan and non-employee directors’ stock option plan. These options have varying exercise prices. Options to purchase 10,000 shares of Common Stock were exercised by one employee. The offer and sale of these securities were exempt from registration under the Securities Act pursuant to Rules 701 and 506 promulgated thereunder.

On January 5, 2004, we entered into a services agreement with Barry Kaplan Associates. In accordance with the service agreement, and as partial consideration for the services provided by Barry Kaplan Associates, we issued stock options to purchase 50,000 shares of our common stock at an exercise price of $0.25 per share. The options vest 25,000 on June 30, 2004 and 25,000 on December 31, 2004 and expire on March 31, 2005. On June 30, 2004 and December 31, 2004, these options were exercised for no cost to the consultant because our average common stock closing prices for the three months ended June 30, 2004 and December 31, 2004 were greater than $0.50 and $0.75 per share, respectively. The shares were issued pursuant to exemptions afforded by Section 4(2) of the Securities Act of 1933.

On May 28, 2004, we completed the acquisition of certain assets of Mimetix Inc., a privately held company, and other related parties associated with their iodine drug development efforts in women’s healthcare for 550,000 shares of Symbollon’s Class A common stock. The shares were issued pursuant to the exemption afforded by Section 4(2) of the Securities Act of 1933.

On June 18, 2004, we sold 6,865 shares of Class A common stock to Dutchess Private Equities Fund pursuant to an equity line of credit for $9,925. The shares were issued pursuant to the exemption afforded by Section 4(2) of the Securities Act of 1933.

On September 1, 2004, Registrant completed a private placement to accredited investors of an aggregate of 1,261,692 shares of Class A common stock and 630,846 redeemable warrants for $634,300 in cash and $185,800 in prepaid services ($1.30 for two shares and one warrant). The redeemable warrants entitle the holder thereof to purchase at any time up to February 28, 2006 a share of Class A common stock at a price of sixty-five cents ($0.65) per share. Each of the purchasers qualify as accredited investors (as defined by Rule 501 under the Securities Act).

On December 1, 2004, we entered into a services agreement with Dr. Bernard A. Eskin. In accordance with the service agreement, and as consideration for the services provided by Dr. Eskin, we agreed to issue 5,000 shares of Class A common stock upon execution, and on each of the first and second anniversaries of the agreement. The shares were issued pursuant to the exemption afforded by Section 4(2) of the Securities Act of 1933.

On December 16, 2004, we entered into a services agreement with CEOcast, Inc. In accordance with the service agreement, and as partial consideration for the services provided by CEOcast, Inc., we agreed to issue 45,000 shares of Class A common stock upon execution. The shares were issued pursuant to the exemption afforded by Section 4(2) of the Securities Act of 1933.

Through July 12 2005, we sold 1,602,897 shares of Class A Common Stock for gross proceeds of $833,456 (aggregate net proceeds were $781,365) in an ongoing offering exclusively to foreign investors pursuant to Regulation S. The securities offered have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from registration requirements.

ITEM 27. EXHIBITS

Exhibits

3.1
Amended Certificate of Incorporation of the Company; including Certificate of Designations, Preferences and Rights of Series A Preferred Stock of the Company. (previously filed as exhibit 3.1 to Form 10-QSB for the quarter ended June 30, 2001 and incorporated by reference)

3.2	Amended By-Laws of the Company. (previously filed as exhibit 3.2 to Form 10-QSB for the quarter ended June 30, 1999 and incorporated by reference)
3.3
Agreement of Merger, dated as of August 4, 1993, between the Company and Symbollon Corporation, a Massachusetts corporation (including Certificate of Merger and other state filings). (previously filed as exhibit number 3.3 of the Registration Statement (the “Registration Statement”) on Form SB-2 (Registration No. 33-68828) filed on November 24, 1993 and declared effective on December 7, 1993, and incorporated by reference)

4.1	Form of Specimen Class A Common Stock Certificate. (previously filed as exhibit number 4.2 of the Registration Statement and incorporated by reference)
5.1	Opinion regarding legality of shares and Consent of counsel. *
10.1	1993 Stock Option Plan of the Company, as amended. (previously filed as exhibit 10.1 to Form 10-QSB for the quarter ended June 30, 1999 and incorporated by reference)
10.2
Employment Agreement, dated December 14, 1999, between the Company and Paul C. Desjourdy. (previously filed as exhibit number 10.2 to Form 10-KSB for the year ended December 31, 1999 and incorporated by reference)

10.3
Employment Agreement, dated December 14, 1999, between the Company and Dr. Jack H. Kessler. (previously filed as exhibit number 10.3 to Form 10-KSB for the year ended December 31, 1999 and incorporated by reference)

10.4
Commercial Lease, dated June 5, 1997, between Pine Street Realty Trust and the Company. (previously filed as exhibit number 10.18 to Form 10-QSB for the quarter ended June 30, 1997 and incorporated by reference)

10.5
Form of Indemnification Agreement between the Company and each officer and director of the Company. (previously filed as exhibit number 10.6 of the Registration Statement and incorporated by reference)

10.6
Marketing and Supply Agreement, dated January 11, 1995, between the Company and West Agro. (previously filed as exhibit number 10.1 to Form 8-K of the Registrant dated January 11, 1995 and incorporated by reference) **

10.7	Agreement, dated August 31, 1992, among the Company, Dr. Jack H. Kessler and Dr. Robert Rosenbaum. (previously filed as exhibit number 10.8 of the Registration Statement and incorporated by reference)
10.8
Form of Stock Option Agreement to be entered into between the Company and each option holder. (previously filed as exhibit number 10.10 to Form 10-KSB for the year ended December 31, 1993 and incorporated by reference)

10.9
1994 Employee Stock Purchase Plan of the Company. (incorporated by reference to Exhibit B to the Company’s 1994 Annual Stockholders Meeting Proxy Statement filed under cover of Schedule 14A dated May 4, 1994)

10.10	1995 Non-Employee Directors’ Stock Option Plan of the Company. (previously filed as exhibit number 10.1 to Form 10-QSB for the quarter ended June 30, 1995 and incorporated by reference)
10.11
Promissory Note, dated January 11, 2001, between the Company and Dr. Jack H. Kessler, together with the Pledge Agreement and Letter Agreement related thereto. (previously filed as exhibit number 10.13 to Form 10-KSB for the year ended December 31, 2000 (the ‘2000 Form 10-KSB”) and incorporated by reference)

10.12
Promissory Note, dated January 11, 2001, between the Company and Paul C. Desjourdy, together with the Pledge Agreement and Letter Agreement related thereto. (previously filed as exhibit number 10.14 to the 2000 Form 10-KSB and incorporated by reference)

10.13
Investment Agreement, dated October 1, 2003, between the Company and Dutchess Private Equities Fund, L.P. (previously filed as exhibit 10.14 to the Registration Statement on Form SB-2 (Registration No. 333-109772), filed on October 17, 2003 and declared effective on November 7, 2003 (the “2003 Registration Statement”))

10.14	Registration Rights Agreement, dated October 1, 2003, between the Company and Dutchess Private Equities Fund, L.P (previously filed as exhibit 10.15 to the 2003 Registration Statement)
10.15
Asset Purchase Agreement, dated as of April 6, 2004, by and among the Company, Mimetix Pharmaceuticals, Inc. and Mimetix Inc. (previously filed as exhibit number 10.1 to Form 10-QSB for the quarter ended June 30, 2004 and incorporated by reference)

10.16
Form of Subscription Agreement, dated as of September 1, 2004, between the Company and certain purchasers of the Company’s securities. (previously filed as exhibit number 10.1 to Form 8-K on November 8, 2005 and incorporated by reference)

10.17
Form of Redeemable Warrant for the purchase of shares of Class A Common Stock, dated as of September 1, 2004, issued to certain purchasers of the Company’s securities. (previously filed as exhibit number 10.2 to Form 8-K on November 8, 2005 and incorporated by reference)

10.18
Licensing and Co-Marketing Agreement, effective on April 12, 2005, by and between the Company and Bioaccelerate Holdings Inc. (previously filed as exhibit number 10.1 to Form 10-QSB for the quarter ended March 31, 2005 and incorporated by reference) **

23.1	Consent of Vitale, Caturano & Company Ltd.
23.2	Consent by counsel (included in Exhibit 5.1). *
24.1	Power of Attorney (included on the signature page of this registration statement). *
*	Previously filed.
**
Indicates that material has been omitted and confidential treatment has been granted or requested therefore. All such omitted material has been filed separately with the Commission pursuant to Rule 24b-2.

ITEM 28. UNDERTAKINGS

The undersigned Registrant hereby undertakes to:

(1) For determining any liability under the Securities Act, treat the information omitted from this form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1), or (4) or 497(h) under the Securities Act of 1933 as part of this registration statement as of the time the Securities and Exchange Commission declared it effective.

(2) For determining any liability under the Securities Act of 1933, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in this registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

The undersigned Registrant hereby undertakes with respect to the securities being offered and sold in the offering:

(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

(A) Include any prospectus required by Section 10(a)(3) of the Securities Act;

(B) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(C) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person relating to the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the city of Framingham, the Commonwealth of Massachusetts, on July 15, 2005.

                    SYMBOLLON PHARMACEUTICALS, INC.

                By /s/ Paul C. Desjourdy .
                   Paul C. Desjourdy, President

POWER OF ATTORNEY

In accordance with the requirements of the Securities Act, this registration statement was signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date

/s/ Paul C. Desjourdy	President, Chief Executive Officer,	July 15, 2005
Paul C. Desjourdy	Treasurer, General Counsel, Chief
Financial Officer, and Director
(Principal Executive Officer and
Principal Financial and
Accounting Officer)

*	Chief Scientific Officer,	July 15, 2005
Jack H. Kessler	Secretary and Chairman
of the Board of Directors

*	Director	July 15, 2005
James C. Richards

*	Director	July 15, 2005
Richard F. Maradie

*	Director	July 15, 2005
Eugene Lieberstein

* By: /s/ Paul C. Desjourdy
Paul C. Desjourdy, Attorney-in-fact